SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 31, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X
Enclosure: Press release – Anglogold Ashanti Report for the quarter and six months ended 30 June
2007, prepared in accordance with International Accounting Standards

Quarter 2 2007
Report
for the quarter and six months ended 30 June 2007
Group results for the quarter ….
·   Adjusted headline earnings of $82m compared with $98m in the previous quarter, due to stronger local operating currencies, higher exploration spend and continued hedge book reduction
·   Gold production up slightly to 1.35Moz and total cash costs steady at $333/oz
·   Price received increased slightly to $605/oz, 9% lower than the average spot price for the quarter, with hedge delta reduced by 840,000oz to 8.75Moz
·   Interim dividend of 90 South African cents (13 US cents) per share declared
·   CEO Bobby Godsell announces his retirement; Mark Cutifani named as his successor
Quarter
Six months
Quarter
Six months
ended
June
2007
ended
March
2007
ended
June
2007
ended
June
2006
ended
June
2007
ended
March
2007
ended
June
2007
ended
June
2006
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
41,958
41,239     83,198     85,691
1,349
1,326 2,675 2,755
Price received
1
- R/kg / $/oz
137,579
139,953   138,807   116,683
605
602 604 573
Total cash costs - R/kg / $/oz
75,724
76,991     76,406     62,181
333
332 333 307
Total production costs - R/kg / $/oz
99,734
99,905     99,872     83,767
439
430
435 413
Financial review
Gross profit (loss) - R / $ million
1,930
778        2,708       (921)
231
147 378 (39)
Gross profit adjusted for the profit (loss)
on unrealised non-hedge derivatives
and other commodity contracts
2
- R / $ million
1,688
1,832        3,520      3,228
239
253 492 506
Profit (loss) attributable to equity
shareholders
- R / $ million
1,083
(150)
933    (2,126)
111
19 131 (241)
Headline earnings (loss) ³ - R / $ million
1,070
(130)
940    (2,159)
109
22 132 (245)
Headline earnings adjusted for the profit (loss)
on unrealised non-hedge derivatives,
other commodity contracts and fair value
adjustments on convertible bond
4
- R / $ million
583
707        1,290       1,436
82
98 180 225
Capital expenditure - R / $ million
1,979
1,417        3,396       2,130
279
196 476 337
Earnings (loss) per ordinary share - cents/share
Basic
385
(53)
332       (790)
39
7 47 (90)
Diluted
384
(53)
331       (788)
39
7 46 (89)
Headline ³
380
(46)
334       (802)
39
8 47 (91)
Headline earnings adjusted for the profit (loss)
on unrealised non-hedge derivatives,
other commodity contracts and fair value
adjustments on convertible bond
4
- cents/share
207
251          459         534
29
35 64 84
Dividends - cents/share 90 210 13 29
Notes:    1.       Refer to note D of “Non-GAAP disclosure” for the definition.
2.
Refer to note B of “Non-GAAP disclosure” for the definition.
3.
Refer to note 8 of “Notes” for the definition.
4.
Refer to note A of “Non-GAAP disclosure” for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 June 2007
Production
Total cash costs
Cash gross profit
1
Gross profit (loss)
adjusted for the profit
(loss) on unrealised
non-hedge derivatives
and other commodity
contracts
2
oz (000)
%
Variance ³
$/oz
%
Variance ³
$m
%
Variance ³
$m
%
Variance ³
Mponeng
154
8
247
(4)
53
8
41
5
Sunrise Dam
149
1
295
(1)
42
(2)
30
(6)
Great Noligwa
125
1
320
(12)
35
17
22
16
Kopanang
101
5
294
(1)
31
7
23
5
TauTona
99
3
311
11
29
(6)
15
(25)
AngloGold Ashanti Mineração
73
11
249
20
26
4
19
(10)
Geita
82
5
337
(25)
24
200
11
650
Cripple Creek & Victor
69
8
249
3
23
-
16
7
Cerro Vanguardia
4
50
(4)
256
36
19
(5)
13
(7)
Obuasi
92
(9)
452
14
15
(25)
1
(80)
Iduapriem
4
43
59
293
(36)
13
225
9
200
Yatela
4
33
(6)
232
7
12
(14)
11
(8)
Serra Grande
4
24
-
263
13
8
(20)
6
(25)
Siguiri
4
64
(12)
500
20
7
(46)
-
(100)
Morila
4
35
(15)
410
15
7
(36)
4
(50)
Sadiola
4
34
10
404
(7)
7
-
6
-
Tau Lekoa
39
(9)
469
9
5
(29)
(1)
(200)
Navachab
20
-
349
(5)
5
-
4
-
Savuka
18
-
431
21
3
(40)
1
(67)
Moab Khotsong
13
(7)
695
20
(1)
-
(6)
(50)
Other
33
-
19
(41)
14
(44)
AngloGold Ashanti
1,349
2
333
-
382
(1)
239
(6)
1
Refer to note F of “Non-GAAP disclosure” for the definition.
2
Refer to note B of “Non-GAAP disclosure” for the definition.
3
Variance June 2007 quarter on March 2007 quarter – increase (decrease).
4    Attributable.
Rounding of figures may result in computational discrepancies.

Letter from the chairman
Dear Shareholders
The AngloGold Ashanti board announces that Bobby Godsell will be retiring from the company and the board with effect from 30 September, 2007. Bobby has been with the Anglo American Group since 1974, was appointed Chief Executive Officer of the Gold and Uranium Division of Anglo
American in July 1995 and Chief Executive Officer of AngloGold Ashanti in April 1998.
We also announce the appointment of Mark Cutifani as Bobby’s successor. Mark is an Australian mining engineer who currently holds the position of Chief Operating Officer at CVRD Inco where he has responsibility for CVRD Inco’s global nickel business. He will take up his new position in mid-
September 2007.
The board and management of AngloGold Ashanti are very fortunate to have had the benefits of
Bobby’s leadership and inspiration for the past 12 years. His career with the Anglo Group has been characterised by his clear vision of ethics and business and how the two combine in the interests of shareholder value, equity and the growth of democracy. I have no doubt that he will continue to make a contribution to South Africa and this continent in whatever course he chooses now to follow.
I am also confident that Mark Cutifani is a person with the necessary technical, financial and socially responsible business experience to meet the challenges which face AngloGold Ashanti in the years to come.
Additionally, we also announce that Roberto Carvalho Silva, after more than thirty years with the
Anglo American Group, has decided to leave AngloGold Ashanti in September. The board and management wish him well in his future pursuits. Neville Nicolau will become the Chief Operating
Officer of the company with responsibility for all operations. Mr Carvalho Silva will assist
Mr Nicolau in the consolidation of the two operating regions, which will commence as soon as possible.
Yours sincerely,
R P EDEY
Chairman

Financial and operating review
OVERVIEW FOR THE QUARTER
Adjusted headline earnings were $82m compared
with $98m in the first quarter. The reduction
quarter-on-quarter was primarily due to stronger
local operating currencies, higher exploration
spend and continued hedge book reduction. The
received gold price, whilst slightly up on the prior
quarter at $605/oz, was 9% lower than the
average spot price of $666/oz as the company
continued to reduce its hedge book. As at 30 June
the hedge delta was 8.75Moz, as compared to
9.59Moz at 31 March, based on spot prices at
quarter end of $649/oz and $663/oz, respectively.
The June quarter was marked by a steady
operational performance with production 2%
better at 1.35Moz. Total cash costs, at $333/oz,
were in line with those of the previous quarter,
largely due to the appreciation of local operating
currencies, including a 2% strengthening in the
South African rand, 5% strengthening of the
Australian dollar and a 7% strengthening of the
Brazilian real against the dollar.
Operationally, the South African assets had a
mixed quarter, with lower recovered grades
mitigating the effect of higher volumes at most
mines and resulting in 2% improvements in both
production and total cash costs, which declined to
R71,551/kg. Individually, Kopanang, Mponeng
and TauTona all reported solid production
increases, while Great Noligwa and Savuka
posted steady production. Moab Khotsong and
Tau Lekoa, however, saw production decreases
of 11% and 8% respectively.
Of the other African assets, good operational
performances were recorded at Iduapriem, where
production increased 59% and total cash costs
declined 36%; at Sadiola, where production was
10% higher and total cash costs 7% lower; and at
Geita, where production and total cash costs
improved by 5% and 25%, respectively. Morila
and Yatela reported production declines of 15%
and 6%, while power disruptions and maintenance
shut-downs at Siguiri combined with a 5% grade
decline, resulted in a 12% decrease in production.
Regarding the international operations, Cerro
Vanguardia in Argentina had a difficult quarter, with
production 4% lower and total cash costs 36%
higher due in part to a lower silver by-product credit
and increased consumption of mining supplies.
In Brazil, production remained steady at Serra
Grande and increased 11% at AngloGold Ashanti
Brasil Mineração due to the commissioning of the
Cuiabá expansion, although total cash costs at
both operations were negatively affected by the
appreciation of the Brazilian real over the quarter.
At Sunrise Dam in Australia, production was in
line with that of the previous quarter and total
cash costs were 7% lower, while Cripple Creek &
Victor, in the US, reported a 3% increase in total
cash costs due to higher fuel prices, despite an
8% production improvement.
Following the poor safety start to 2007, a full
safety review commenced, focusing on new
outcome-based initiatives. TauTona, which had a
particularly difficult 2006 safety year, has made
good progress and remains fatality-free to date for
2007. Despite the injury-free performances
reported by Morila, Iduapriem, Siguiri and
Navachab for the quarter, the company’s lost time
injury frequency rate nevertheless deteriorated by
15% to 9.08 per million hours worked and remains
a key focus for improvement going forward.
During the quarter, AngloGold Ashanti completed
a transaction with Trans-Siberian Gold (TSG), in
which it currently holds a 29.9% stake, to
purchase two exploration companies from TSG for
$40m. The exploration companies consist of
Amikan (which holds the Veduga deposit and
related exploration and mining licences) and
AS APK (which holds the Bogunay deposit and
related exploration and mining licenses).
Together, the companies will form part of
AngloGold Ashanti’s initial contribution towards its
strategic alliance with Polymetal as announced on
21 September 2006.
A dividend of 90 South African cents (13 US
cents) per share has been declared on ordinary
shares for the six months ended 30 June 2007.
Looking ahead, production for the third quarter is
estimated to be 1.48Moz at an average total cash
cost of $330/oz, assuming the following exchange
rates: R7.15/$, A$/$0.84, BRL1.95/$ and
Argentinean peso 3.11/$. Capital expenditure is
estimated at $332m and will be managed in line
with profitability and cash flow.

OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, improved face advance and
face length resulted in a 10% volume increase for
the quarter. However, yield was 9% lower and
resulted in a steady gold production at 3,876kg
(125,000oz). Total cash costs improved by 13% to
R72,747/kg ($320/oz), as a result of the lower
uranium by-product loss. Adjusted gross profit
was 13% higher at R158m ($22m), primarily due
to improved by-product contribution.
The Lost-Time Injury Frequency Rate (LTIFR)
was 16.08 lost-time injuries per million hours
worked (16.13 for the previous quarter).
Production at Kopanang was 6% higher at
3,156kg (101,000oz) primarily due to a 10%
increase in volume, partially offset by a 4% lower
yield, after seismicity curtailed access to higher
grade material.
Total cash costs consequently decreased 4% to
R66,677/kg ($294/oz) and adjusted gross profit, at
R161m ($23m), was marginally higher than the
previous quarter primarily due to the higher gold
production.
The LTIFR was 14.18 (16.21).
Volume mined at Moab Khotsong was 9%
higher, however gold yield was 18% lower due to
increased off-reef mining and stoping width to
negotiate dip faults. As a result, gold produced
declined 11% quarter-on-quarter to 392kg
(13,000oz). Total cash costs were 18% higher at
R157,986/kg ($695/oz) and adjusted gross loss
increased to R44m ($6m) due to the lower gold
production.
The LTIFR was 14.38 (12.27).
At Tau Lekoa, volume improved by 7% from the
previous quarter, while yield was 14% lower due
to gold lock-up emanating from a mill liner
replacement in the previous quarter. This resulted
in gold production declining 8% to 1,223kg
(39,000oz) and consequently, total cash costs
increased 7% to R106,673/kg ($469/oz).
The adjusted gross loss of R6m ($1m) was
incurred against a profit of R10m ($1m) in the
previous quarter due to the lower gold produced.
The LTIFR was 29.37 (11.14). Regrettably, two
people died during the quarter.
At Mponeng, a combination of higher volume
from improved face advance and a marginally
higher yield resulted in an 8% production
improvement to 4,778kg (154,000oz). Total cash
costs were 5% lower at R56,082/kg ($247/oz).
Adjusted gross profit increased 5% to R293m
($41m), primarily due to the higher production.
The LTIFR was 15.27 (11.96). Regrettably, one
person died in a fall of ground accident.
Production at Savuka was 3% lower at 552kg
(18,000oz) as a result of grade dilution related to
increased development. Total cash costs were
19% higher at R97,989/kg ($431/oz) due to
additional expenditure on infrastructure
maintenance. Adjusted gross profit decreased to
R10m ($1m).
The LTIFR was 41.11 (10.08).
At TauTona, production improved 3% to 3,075kg
(99,000oz), with a 6% decline in yield offset by
10% higher volumes. Total cash costs increased
by 9% to R70,629/kg ($311/oz) due to higher
power costs (winter tariffs) and increased
expenditure on labour and consumables. Adjusted
gross profit decreased 27% to R105m ($15m).
The LTIFR was 16.48 (23.71).
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production decreased 4% to 50,000oz, primarily
due to lower feed grade. Total cash costs rose
36% to $256/oz as a result of the lower gold
production, reduced silver by-product credit and
increase consumption of mining supplies.
Adjusted gross profit decreased 7% to $13m due
to the lower gold sold and higher total cash cost.
The LTIFR was 1.87 (2.27).

AUSTRALIA
At Sunrise Dam, mining continued in the higher
grade areas and production was 1% higher at
149,000oz, despite lower tonnes treated as a
consequence of harder ore. Total cash costs
decreased by 7% to A$355/oz ($295/oz) as a
result of higher grades. Adjusted gross profit
declined 12% to A$36m ($30m), partially due to a
lower price received.
At the underground project, mining continues to
access the high-grade Western Shear zone ore.
Development is also accessing further ore in the
Cosmo, Dolly, and Mako lodes. During the
quarter, 299m of underground capital
development and 1,491m of operational
development were completed.
The LTIFR was 2.69 (2.63).
BRAZIL
At AngloGold Ashanti Brasil Mineração,
production rose 11% to 73,000oz due to the end
of the rainy season and the commissioning of the
Cuiabá expansion. Total cash costs rose 20% to
$249/oz, primarily due to local currency
appreciation, lower grades and higher operating
costs related to the commissioning of the Cuiabá
expansion, partially offset by a higher acid by-
product credit. Adjusted gross profit declined 10%
to $19m, mainly due to lower gold sold and higher
total cash costs.
The LTIFR was 1.15 (3.15).
At Serra Grande (50% attributable), gold
production remained steady at 24,000oz although
total cash costs were 13% higher to $263oz due
to local currency appreciation and increased
power consumption. Adjusted gross profit
decreased 25% to $6m mainly as a result of lower
gold sold and higher costs.
The LTIFR was 5.84 (2.12). Regrettably, one
person died in a rockfall accident, making this the
first fatal accident for the operation since
AngloGold Ashanti’s formation in 1998.
GHANA
At Iduapriem (85% attributable), the defective
gearbox that reduced production in the first
quarter was repaired and production increased
59% to 43,000oz. Total cash costs consequently
decreased 36% to $293/oz, while adjusted gross
profit rose significantly to $9m versus $3m in the
previous quarter.
LTIFR was 0.00 (1.09)
At Obuasi, despite marginally higher tonnage,
gold production was 9% lower at 92,000oz due to
lower recovered grade. The lower production led
to total cash costs increasing by 14% to $452/oz.
Adjusted gross profit decreased to $1m,
compared with $5m in the previous quarter,
primarily due to the lower production.
The LTIFR was 1.89 (1.54).
REPUBLIC OF GUINEA
Production at Siguiri (85% attributable) was 12%
lower to 64,000oz, primarily as a result of internal
power disruptions, maintenance shut-downs and a
5% decline in grade. Total cash costs
consequently increased 20% to $500/oz and the
company is currently in discussion with the
Guinean government on the treatment of fuel
prices and exchange rates, which also contributed
to the cost increases experienced at the mine this
quarter. Adjusted gross profit was at break-even
level against $5m in the previous quarter.
The LTIFR was 0.00 (0.00)
MALI
At Morila (40% attributable), production
decreased 15% to 35,000oz due to a 15% decline
in recovered grade, attributable to a lower grade
blend of material. Total cash costs consequently
increased 15% to $410/oz and adjusted gross
profit, at $4m, was 50% lower due to the decline
in production.
The LTIFR was 0.00 (0.00).

At Sadiola (38% attributable), production was
10% higher to 34,000oz due to increases in both
tonnage throughput and recovered grades.
Although improved recovery from the sulphide
ores was achieved this quarter, planned
recoveries are not yet being realised. Significant
nickel and other base metal content associated
with high grade sulphides has been diagnosed as
a cause of lower elution efficiencies and the effect
of this on future recovery assumptions is being
tested.
Total cash costs decreased by 7% to $404/oz due
to improved gold production, although sales
declined by 3,000oz due to the timing of the final
gold shipment and consequently adjusted gross
profit remained constant at $6m.
The LTIFR was 0.88 (1.79).
Production decreased 6% at Yatela (40%
attributable), to 33,000oz despite a 17% increase
in tonnage stacked, which was partially offset by
the release of lower-grade ounces stacked in the
previous quarter. Total cash costs were
consequently 7% higher to $232/oz and adjusted
gross profit decreased 8% to $11m due to the
decline in production.
The LTIFR was 1.46 (0.00).
NAMIBIA
Gold production at Navachab was unchanged
quarter-on-quarter at 20,000oz, with a decrease in
tonnage throughput offsetting the effect of an
increase in recovered grade. Total cash costs, at
$349/oz, were 5% lower due to the
implementation of cost saving initiatives, while
adjusted gross profit was equal to last quarter’s
level of $4m.
The LTIFR was 0.00 (12.83).
TANZANIA
After the slope failure in the Nyankanga pit in the
first quarter which significantly reduced the
production outlook for the year, production at
Geita for the second quarter was 5% higher at
82,000oz and grade improved 23%. Volume was
14% lower, however, after tonnage throughput
was adversely affected during the quarter by
damage to the ball mill discharge, which resulted
in considerable mill downtime, and the treatment
of harder ore. Total cash costs were 25% lower at
$337/oz and adjusted gross profit was $11m,
versus a loss of $2m in the previous quarter,
primarily as a result of the higher production.
The LTIFR was 1.44 (0.74).
NORTH AMERICA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), gold production increased 8% to
69,000oz. Total cash costs increased 3% to
$249/oz, partially due to the lower ounces placed
on the heap leach pad and higher fuel costs.
Adjusted gross profit increased 7% to $16m as a
result of the higher production.
The LTIFR was 5.01 (0.00).
Notes:
·  All references to price received includes realised non-hedge derivatives.
·  In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
   Ashanti.
·  Adjusted gross profit (loss) is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
·  Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and deferred tax thereon.
·  Rounding of figures may result in computational discrepancies.

Review of the gold market
A strong start to the quarter saw the gold price
trade up to $690/oz, however on the back of a
slightly stronger US dollar and what is normally a
seasonally quiet period for gold, the price then
traded down to a low of $640/oz and ended the
quarter at $648/oz. The gold price averaged
$666/oz for the quarter, marginally higher that the
previous quarter’s $650/oz.
The rand gold price averaged R151,392/kg for the
quarter, marginally higher than the previous
quarter’s average of R150,698/kg. The
strengthening of the Australian dollar saw the gold
price average A$802/oz for the quarter, some 3%
lower than the A$826/oz of the previous quarter.
PHYSICAL MARKET
The increased gold price stability of the first quarter
of 2007 led to a 17% improvement in jewellery
demand, with indications that second quarter
buying was also healthy. Gold sales at the April
Akshaya Thritiya festival in India – one of the most
important gold-buying events of the year – were
reported to have been substantially higher than
those of the previous year, when volatility rose to
nearly 40%. It appears that provided the relative
price stability of 2007 continues, jewellery demand
is expected to remain strong throughout the year,
even at prices in the mid-to-high $600/oz range,
and particularly given the rising income levels of
main jewellery-buying areas such as India, China
and the Middle East.
In an effort to help spur on this demand, the World
Gold Council (WGC) this quarter launched a new
international consumer advertising campaign,
“Only Gold”, in conjunction with major retailers and
manufacturers in the US and China. The roll-out of
this campaign to Europe and India is planned for
later in the year, with early indications that
acceptance by retailers to allocate spend to these
campaigns is growing.
CENTRAL BANK SALES
The second quarter saw continued central bank
gold sales, with signatories of the second Central
Bank Gold Agreement (CBGA2), including Spain,
France and the European Central Bank selling a
total of 267t during the period and bringing the total
sales for the third year of the CBGA2 to 301t by the
end of June. Significantly, the Swiss National
Bank also announced in June that it will adjust the
composition of its reserves by selling 250t of gold
before the end of the CBGA2 in September 2009,
which may result in higher central bank sales for
2007 compared with those of 2006.
Speculation that the IMF will sell 400t of gold (out
of its total reserves of 3,217t) remains, but as the
sale is expected to be carried out under the terms
of the CBGA2 agreement, market impact of such a
decision is likely to be minimal.
INVESTMENT MARKET
Despite relatively limited activity in the gold ETFs
over the quarter, investment in the WGC-backed
Exchange Traded Gold ETFs, notably the GLD in
New York and Singapore, GBS in London and
Paris, GOLD in Australia and New Gold
Debentures in Johannesburg, remained strong,
representing a total of 19Moz (590t), or the
equivalent of $12.5bn. Secondary listings of GBS
took place in Italy and Germany over the quarter
and plans are in place for further listings in Europe
and Asia later this year.
INDUSTRIAL MARKET
The increasingly positive trends in industrial
demand for gold over the last few years have
continued, with particularly buoyant demand from
the electronics industry in the Far East for gold-
based products rising 5% over the past three
years. Demand has been further driven by
increased consumer demand for personal
computers and mobile phones, which contain
varying amounts of gold. Despite the best efforts
by manufacturers to ‘thrift’ on gold usage, demand
for gold in this sector has reached record highs.
New advances in the potential industrial uses of
gold may also suggest a further strengthening in
industrial demand, as highlighted this quarter by
the announcement of a new emission and pollution
control system containing gold.

PRODUCER HEDGING
Net producer de-hedging continued through the
second quarter, albeit at a slower pace. In addition
to the Lihr Gold Limited announcement which
occurred early into the quarter, further
announcements followed from Harmony and
Buenaventura. Finally in June, Newmont
announced that it had closed out the remaining
1.85Moz of its hedge book. This quarter also saw
the announcement of a new hedge put in place to
secure debt capital for expansion at Western
Goldfields.
CURRENCIES
The Euro continued to gain against the dollar for
the early part of the quarter, reaching a high of
€/$1.37. A brief correction saw the dollar trade
back to a €/$1.33 before concerns surrounding the
sub-prime mortgage market in the US re-surfaced,
which caused the dollar to weaken again and it
closed the quarter at €/$1.35.
Although for the quarter it showed a marginal
depreciation of just over 1%, subsequent
movement has seen the dollar slide to record lows
of €/$1.38. Further weakening of the dollar is
expected, which should see gold trade up to the
higher levels seen in the second quarter.
The rand range traded throughout the quarter
between levels of R6.83/$ to R7.36/$, and
managed to appreciate some 3% against the dollar
closing at R7.02/$. Much of this relative strength
can be attributed to the weakness of the dollar.
Positive economic factors, high interest rates and
the weakening dollar continue to support the
Australian dollar, which strengthened by 6%
quarter-on-quarter to average A$/$0.83. The
Australian dollar has now traded as high as
A$/$0.88, close to its twenty year high of A$/$0.89.

Hedge position
HEDGE POSITION
As at 30 June, the net delta hedge position was 8.75Moz
or 272t, valued at a quarter end spot gold price of
$648.60/oz, which was $15/oz lower than that of the
previous quarter. This reflects a net delta position
decrease of 0.84Moz or 26.2t during the quarter, as a
result of delivering into maturing hedge positions and
entering into new long positions as a continuation of the
hedge reduction strategy.
The company continues to actively manage its hedge
position in a value-accretive manner, whilst actively
reducing the overall hedge delta. To this end, further long
positions were entered into, and at 30 June long positions
were 31,374kg at $664/oz for 2007 and a further 6,758kg
at $658/oz for 2008, which are reflected in the hedge
disclosure table.
The marked-to-market value of the hedge book as at 30
June 2007 was negative $2.78bn (as at 31 March 2007:
negative $3.03bn).
This decrease in the marked-to-market value of the hedge
book quarter-on-quarter was primarily due to the lower
gold price, although movements in both the R/$ and
A$/$ exchange rates also contributed.
For the quarter, the company received a price of
$605/oz, which is $61/oz less than the average spot
price of $666/oz. The deficit between the received
price and the spot price is likely to remain at 8 to 10%
for the remainder of the year, provided the gold price
continues to trade between $600 and $700/oz.
As at 30 July, the marked-to-market value of the
hedge book was a negative $2.843bn (negative
R20.13), based on a gold price of $661/oz and
exchange rates of R7.081/$ and A$/$0.848 and the
prevailing market interest rates and volatilities at the
time.
As indicated last quarter, the group has changed the
method of allocating the effect of hedging to
individual mines. The effect of hedging is now
reported proportional to attributable gold sold and
therefore the average received gold price for each
mine is similar to the group average received gold
price.
Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR
GOLD
Forward contracts Amount (kg) 10,825 22,817 21,738 14,462 12,931 24,307 107,080
US$ per oz $307 $314 $316 $347 $397 $418 $352
Forward contracts
(Long)
Amount (kg) *31,374 *6,758 *38,132
US$ per oz $664 $658 $663
Put options purchased Amount (kg) 873 873
US$ per oz $291 $291
Put options sold Amount (kg) 21,934 11,555 3,748 1,882 1,882 5,645 46,646
US$ per oz $647 $587 $530 $410 $420 $440 $579
Call options purchased Amount (kg) 8,085 8,568 16,653
US$ per oz $408 $428 $418
Call options sold Amount (kg) 47,996 53,619 44,725 35,155 37,246 56,847 275,588
US$ per oz $582 $492 $490 $478 $498 $583 $525
RAND GOLD
Forward contracts Amount (kg) *1,595 933 *662
Rand per kg R161,323 R116,335 R144,715
Put options sold Amount (kg) 467 467
Rand per kg R154,002 R154,002
Call options purchased Amount (kg) 746 746
Rand per kg R173,119 R173,119
Call options sold Amount (kg) 1,213 2,986 2,986 2,986 10,171
Rand per kg R167,992 R202,054 R216,522 R230,990 R210,734
A DOLLAR GOLD
Forward contracts Amount (kg) *311 2,177 3,390 3,110 8,366
A$ per oz A$2,191 A$681 A$670 A$705 A$629
Put options purchased Amount (kg) 2,799 2,799
A$ per oz A$813 A$813
Put options sold Amount (kg) 6,843 6,843
A$ per oz A$778 A$778
Call options purchased Amount (kg) 3,110 1,244 3,110 7,464
A$ per oz A$680 A$694 A$712 A$696
Call options sold Amount (kg) 8,709 8,709
A$ per oz A$810 A$810
Delta (kg) 15,723 (51,259) (65,432) (48,475) (48,321) (74,438) (272,202)
** Total net gold:
Delta (oz) 505,505 (1,648,013) (2,103,685) (1,558,505) (1,553,554) (2,393,234) (8,751,486)
Rounding of figures may result in computational discrepancies.

Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR
SILVER
Put options purchased Amount (kg)
21,772
43,545 65,317
$ per oz $7.40 $7.66 $7.57
Put options sold Amount (kg) 21,772 43,545 65,317
$ per oz $5.93 $6.19 $6.10
Call options sold Amount (kg) 21,772 43,545 65,317
$ per oz $8.40 $8.64 $8.56
*
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
The Delta of the hedge position indicated is the equivalent gold position that would have the same marked-to-market sensitivity for a smal change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2007.
The following table indicates the group's currency hedge position at 30 June 2007
Year
2007
2008
2009
2010
2011
2012-2016
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
20,000 20,000
US$/R
R7.30 R7.30
Put options purchased Amount ($)
115,000 115,000
US$/R
R7.32 R7.32
Put options sold Amount ($)
170,000 170,000
US$/R
R7.06 R7.06
Call options sold Amount ($)
170,000 170,000
US$/R
R7.55 R7.55
A DOLLAR (000)
Forward contracts Amount ($) 70,000 20,000 90,000
A$/US $                        0.82
$0.73 $0.80
Put options purchased Amount ($) 70,000 30,000 100,000
A$/US  $                       0.79
$0.82 $0.79
Put options sold Amount ($) 70,000 30,000 100,000
A$/US $                        0.82
$0.85 $0.82
Call options sold Amount ($) 70,000 30,000 100,000
A$/US $                       0.77
$0.80 $0.78
BRAZILIAN REAL (000)
Forward contracts Amount ($) 18,000 12,000 30,000
US$/BRL BRL2.06 BRL2.04 BRL2.05
Put options purchased Amount
($)                  6,000
6,000
US$/BRL BRL2.20 BRL2.20
Put options sold Amount
($)                  6,000
6,000
US$/BRL BRL2.05 BRL2.05
Call options sold Amount ($) 6,000 8,000 14,000
US$/BRL BRL2.23 BRL2.20 BRL2.21
Derivative analysis by accounting designation as at 30 June 2007
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (millions)
Commodity option contracts (468) - (1,090) (1,558)
Foreign exchange option contracts - - (4) (4)
Forward sale commodity contracts (929) (308) 5 (1,232)
Forward foreign exchange contracts - 3 4 7
Interest rate swaps (28) - 32 4
Total hedging contracts
(1,425)
(305)
(1,053)
(2,783)
Option component of convertible bonds - - (21) (21)
Total derivatives
(1,425)
(305)
(1,074)
(2,804)
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure amounted to $41m ($18m
brownfields, $23m greenfields) during the second
quarter of 2007, compared to $33m ($14m brownfields,
$19m greenfields) in the previous quarter.
BROWNFIELDS EXPLORATION
In South Africa, at Moab Khotsong, drilling of three
surface boreholes intended to further define the
geological model of the lower mine continues. Borehole
MGR7 obtained two further intersections of the Vaal
Reef and is complete, while borehole MMB5 advanced
230m during the quarter and is approximately 300m from
intersecting the Vaal Reef. Borehole MZA9, a long
deflection to test the ground to the east has also
commenced.
At Obuasi, in Ghana, surface borehole USDD2 reached
a depth of 1,948m, while the first of four planned long
inclined boreholes to explore the ground between
70 level and 80 level will resume after the machine has
been relocated.
At Iduapriem, resource conversion drilling commenced
at Blocks 7 and 8, which is the main mining area. A total
of 35 holes were drilled during the quarter in an effort to
convert inferred resources to indicated resources.
In Australia, at Boddington mine, seven diamond drilling
rigs were employed in advancing Resource conversion
and near-mine extension exploration. During the quarter,
approximately 45,142m of new drilling was completed
from 53 holes. This brings the total to 73,917m of drilling
from 86 holes to date.
At Siguiri, in Guinea, drilling continued at the Sintroko
prospect, which is situated some 8km south of the
existing operation and at Kintinian prospect, situated
4km north of the mining operation. Infill and extension
drilling will continue at both prospects during the third
quarter. At Block 2, diamond drilling was completed at
Foulata (45km from current infrastructure) and Saraya
(55km from current infrastructure). For the third quarter,
infill drilling at Foulata is planned.
Surface geochemical sampling began from four new
exploration licenses that were issued in December 2006
(which extend over a 25km area north of the current
mine) and in Block 2 during the quarter. An airborne
electromagnetic survey over all four blocks was
completed and interpretation and target generation is in
progress.
At Geita, in Tanzania, exploration activities were
concentrated on Matandani Pit, Kukuluma Pit, A3
Central, Nyakabale-Prospect 30 and Lone Cone-
Nyankanga Gap. For the quarter, 2,303m of diamond
drilling, 648m of reverse circulation (RC) and 10,461m of
air core drilling was achieved from 177 holes, comprising
follow-up work, investigation of extensions to known
mineralisation, reconnaissance work and metallurgical
test drilling. Encouraging results were obtained at
Matandani and Area 3 Central, while the results from the
Nyakabale-Prospect 30 area were disappointing.
At Morila in Mali, two diamond holes were drilled to test
the grade continuity between the MSZ target (located
within the current pit and western extension of the ore-
body) and the Samcline target (located about 400m west
of the pit at a depth of 400m to 500m). The first hole
intersected significant values between 90m and 150m,
while the results for the second hole are still expected.
The interpretive desktop phase for the regional
exploration continues.
At Sadiola, phase eight drilling of the deep sulphides
was completed and Mineral Resource modelling is
ongoing. At the satellite pits, a full review of the
geological potential is underway.
At Yatela, a 50m by 25m grid was drilled over the north-
west extension. Final assay results are awaited.
At Navachab, in Namibia, drilling from the North Pit area
has been completed and the results remain
encouraging. Drilling of the Gecko North prospect
yielded some positive results, while the stream sediment
sampling results over the Mon Repos Thrust zones were
disappointing. Stream sediment sampling will continue
during the third quarter to cover new targeted areas.
At Córrego do Sitío, in Brazil, new targets Paraiso and
Paiol are being drill-defined.
At Cripple Creek & Victor in the United States, drilling in
the Mine Life Extension Project area continues at a
spacing of 30m to 60m, and the results to date have
been encouraging. Drilling was focused on the west
side of the Altman deposit as well as the Globe Hill
deposit where metallurgical core was collected.
Development drilling continues in the South Cresson and
Southwest Cresson areas to define the final pit depths
and refine the high wall designs.
GREENFIELDS EXPLORATION
Greenfields exploration activities continued in seven
countries (Australia, Colombia, the DRC, China, Laos,
the Philippines, and Russia) during the second quarter of
2007. A total of 74,727m of diamond and RC drilling was
completed, so as to drill test priority targets in Australia, the DRC, and Colombia.

In Australia, approval was given to advance the
Tropicana JV Project (AngloGold Ashanti 70%,
Independence Group 30%) to the pre-feasibility study
(PFS) phase. The Tropicana PFS will focus on the
economics of the open-pit mining of gold mineralisation
currently identified over a 4km strike length at Tropicana-
Havana. Reconnaissance exploration will continue, in
parallel, throughout the remainder of the Tropicana JV
tenement holding.
RC and diamond drilling completed during the quarter at
the Tropicana zone was primarily focused on testing
down-dip extensions to the known mineralisation.
Highlights obtained from this drilling (at greater than 1g/t cut off) included 13m @ 13.3g/t, 14m @ 2.85g/t, and 9m
@ 4.37g/t. At Havana, additional infill drilling was
completed together with further testing of down-dip
extensions to known mineralization. Better results
obtained from this drilling included 10m @ 8.01g/t
(northern Havana), 19m @ 2.48g/t, 8m @ 9.5g/t, and 6m
@ 5.06g/t (southern Havana), and 12m @ 3.52g/t and
5m @ 33.7g/t (including 1m @ 159g/t) and 14m @
3.85g/t from south of the main Havana zone.
Regional aircore drilling also tested several prospects in
the Tropicana-Havana region during the quarter. Results
from this work, including 2m @ 3.26g/t from south of
Havana, define a number of very encouraging anomalies
along strike from both Tropicana and Havana.
Regional exploration and target generation activities
continued in Colombia during the second quarter. Drilling
also continued on the bulk-tonnage gold target at
Gramalote, and results from first-pass drilling of the new
La Colosa gold-copper porphyry prospect is
encouraging. A preliminary scoping study, together with
some additional infill drilling, will be undertaken at the
Gramalote project in the second half of 2007. Regarding
the company’s joint venture in Northern Colombia with
what was previously Bema Gold, this joint venture was
specifically excluded from Bema Gold’s recent merger
with Kinross and Bema’s rights in the joint venture was
subsequently transferred to B2 Gold. Drill testing of the
B2 joint venture prospect San Martin de Loba as well as
prospects El Carmen and Nechi (which are part of the
joint venture with local partner Mineros SA) was
completed during the second quarter, with results
currently under review. A decision was also taken to
farm-out the Miraflores target (Quinchia District) to the
B2 Gold JV for Northern Colombia.
Drilling continued in the Mongbwalu region of the north-
eastern DRC with one diamond rig and two RC rigs.
Diamond drilling continued to focus on defining the
resource potential of the mineralised mylonite zone
located to the south-east of the past-producing Nzebi
mine. The two RC rigs continued to evaluate the
shallow, open-pit resource potential of the Adidi North,
Sokomutu and Pluto sectors. A 50m by 50m drill grid
has now been completed over the Adidi North sector,
with similar grids currently being drilled at Sokomuto and
Pluto. The planned 2007 drill programme at Mongbwalu
will allow for the calculation of an inferred gold resource
by year-end, with a preliminary scoping study on the
economics of the Mongbwalu project expected to be
completed by the end of the second quarter 2008.
Regional target generation activities continued in
Concession 40. A preliminary interpretation of the
15,450 line kilometres of airborne magnetic and
radiometric data collected in the first quarter has been
completed and has resulted in the identification of a
number of new exploration targets regionally. Field
evaluation of these targets is now underway. An
additional 7,500 line kilometres of airborne magnetic and
radiometric data will be collected during the third quarter, together with a further 12,000 line kilometres of airborne
time-domain electromagnetic data.
In Russia, the formal documentation for the strategic
alliance with Polymetal is expected to be signed before
the end of August 2007. All future exploration and
business development activities in Russia will be
undertaken through the Polymetal strategic alliance.
In China, the business licence for the co-operative joint
venture (CJV) between Yunlong Mining Company and
AngloGold Ashanti Ltd at the Yili project, in the Xinjiang
Province, was issued. During the quarter, ground
magnetic and soil-sampling programmes were
commenced at Yili, with completion anticipated by the
end of the third quarter.
At Red Valley in Qinghai, AngloGold Ashanti has
commenced earning into the CJV through the funding of
$1.5m in exploration in 2007. A 5,000m drill programme
has been proposed to test for high-grade gold
mineralisation within the regional-scale duplex identified
during the 2006 field programme.
Field work is also continuing on two new projects in
western China, where terms for the proposed CJV have
been agreed and the application for the business
licences is in progress.
In the Philippines, work continues on finalising the
Mapawa and Outer Siana joint venture agreements with
Red 5 Limited. Limited field mapping and rock chip
sampling was also carried out in the southern portion of
the Mapawa JV area.
Under the Oxiana Limited JV in Laos, regional
reconnaissance sampling and mapping programmes
were undertaken in six areas defined from the previous
targeting exercises in the Truongson and Luang
Prabang Fold Belts. Anomalous gold values were
returned in stream sediment and rock chip samples from
two of these areas, with anomalous Copper values being
identified in a third area. Field work is continuing in these and other target areas.

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2007
2007
2006
2007
2006
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
5,461
5,882 4,966 11,343 9,422
Gold income
5,222
5,664 4,798 10,886 9,044
Cost of sales 3
(4,132)
(4,223) (3,546) (8,356) (7,018)
Profit (loss) on non-hedge derivatives and other commodity contracts
840
(662) (1,847) 178 (2,947)
Gross profit (loss)
1,930
778 (594) 2,708 (921)
Corporate administration and other expenses
(216)
(208) (140) (424) (267)
Market development costs
(26)
(23) (24) (49) (50)
Exploration costs
(204)
(176) (116) (380) (189)
Other operating expenses
4
(43)
(47) (39) (91) (69)
Operating special items
5
86
14 14 101 24
Operating profit (loss)
1,527
339 (900) 1,866 (1,472)
Interest received
62
73 59 135 89
Exchange (loss) gain
(14)
3 (7) (12) (11)
Fair value adjustment on option component of convertible bond
223
135 158 358 (75)
Finance costs and unwinding of obligations
(220)
(200) (209) (419) (419)
Share of associates' loss
(51)
(4) (1) (54) (5)
Profit (loss) before taxation
1,527
346 (900) 1,873 (1,892)
Taxation
6
(371)
(434) (86) (805) (125)
Profit (loss) after taxation from continuing operations
1,155
(88) (986) 1,067 (2,017)
Discontinued operations
Loss for the period from discontinued operations
7
(4)
(6) (4) (10) (11)
Profit (loss) for the period
1,151
(94) (989) 1,057 (2,028)
Allocated as follows:
Equity shareholders
1,083
(150) (1,047) 933 (2,126)
Minority interest
68
56 58 124 98
1,151
(94) (989) 1,057 (2,028)
Basic earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
1
386
(51) (382) 335 (786)
Loss from discontinued operations
1
(1)
(2) (1) (3) (4)
Profit (loss)
385
(53) (383) 332 (790)
Diluted earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
2
385
(51) (382) 334 (784)
Loss from discontinued operations
2
(1)
(2) (1) (3) (4)
Profit (loss)
384
(53) (383) 331 (788)
Dividends
3
- Rm
251 578
- cents per Ordinary share 90 210
- cents per E Ordinary share 45
-
1 Calculated on the basic weighted average number of ordinary shares.
2 Calculated on the diluted weighted average number of ordinary shares.
3 The current period is only indicative.
Rounding of figures may results in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2007
2007
2006
2007
2006
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
773
813 766 1,586 1,490
Gold income
739
783 740 1,522 1,430
Cost of sales 3
(585)
(584) (547) (1,169) (1,112)
Profit (loss) on non-hedge derivatives and other commodity contracts
77
(51) (169) 25 (357)
Gross profit (loss)
231
147 25 378 (39)
Corporate administration and other expenses
(31)
(29) (22) (59) (42)
Market development costs
(4)
(3) (4) (7) (8)
Exploration costs
(29)
(24) (18) (53) (30)
Other operating expenses
4
(6)
(7) (7) (13) (10)
Operating special items
5
12
2 2 14 4
Operating profit (loss)
174
86 (22) 260 (125)
Interest received
9
10 9 19 14
Exchange loss
(2)
- (1) (2) (2)
Fair value adjustment on option component of convertible bond
32
19 25 51 (14)
Finance costs and unwinding of obligations
(31)
(28) (32) (59) (67)
Share of associates' loss
(7)
(1) - (8) (1)
Profit (loss) before taxation
174
88 (22) 261 (194)
Taxation
6
(52)
(60) (23) (112) (29)
Profit (loss) after taxation from continuing operations
121
28 (45) 149 (223)
Discontinued operations
Loss for the period from discontinued operations
7
(1)
(1) (1) (1) (2)
Profit (loss) for the period
121
27 (45) 148 (225)
Allocated as follows:
Equity shareholders
111
19 (54) 131 (241)
Minority interest
10
8 9 17 16
121
27 (45) 148 (225)
Basic earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
1
39
7 (20) 47 (89)
Loss from discontinued operations
1
-
- - - (1)
Profit (loss)
39
7 (20) 47 (90)
Diluted earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
2
39
7 (20) 46 (89)
Loss from discontinued operations
2
-
- - - (1)
Profit (loss)
39
7 (20) 46 (89)
Dividends
3
- $m
36 81
- cents per Ordinary share 13 29
- cents per E Ordinary share 7
-
1 Calculated on the basic weighted average number of ordinary shares.
2 Calculated on the diluted weighted average number of ordinary shares.
3 Dividends are translated at actual rates on date of payment. The current period is only indicative.
Rounding of figures may results in computational discrepancies.

Group balance sheet
As at
As at
As at
As at
June
March
June
December
2007
2007
2006
2006
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
44,551
44,282 41,238 42,382
Intangible assets
3,041
3,073 2,873 2,909
Investments in associates
245
371 312 300
Other investments
956
926 662 884
Inventories
2,103
2,167 1,673 2,006
Trade and other receivables
452
452 164 405
Derivatives
-
22 73 45
Deferred taxation
417
444 368 432
Other non-current assets
313
340 95 313
52,078
52,077 47,458 49,676
Current assets
Inventories
4,112
3,553 3,181 3,424
Trade and other receivables
1,535
1,610 1,606 1,300
Derivatives
3,383
4,651 5,941 4,546
Current portion of other non-current assets
5
5 11 5
Cash restricted for use
166
272 21 75
Cash and cash equivalents
2,792
2,919 2,450 3,467
11,993
13,010 13,211 12,817
Non-current assets held for sale
203
113 100 123
12,196
13,123 13,311 12,940
TOTAL ASSETS
64,274
65,200 60,769 62,616
EQUITY AND LIABILITIES
Share capital and premium 10
22,237
22,196 22,065 22,083
Retained earnings and other reserves 11
(34)
(961) (3,141) (1,188)
Shareholders' equity
22,203
21,235 18,924 20,895
Minority interests 12
475
481 419 436
Total equity
22,678
21,716 19,343 21,331
Non-current liabilities
Borrowings
9,293
9,010 9,375 9,963
Environmental rehabilitation and other provisions
2,929
2,927 2,579 2,785
Provision for pension and post-retirement benefits
1,201
1,193 1,263 1,181
Trade, other payables and deferred income
131
138 109 150
Derivatives
1,183
1,827 3,484 1,984
Deferred taxation
7,821
7,826 7,201 7,722
22,559
22,921 24,011 23,785
Current liabilities
Current portion of borrowings
2,056
1,725 465 413
Trade, other payables and deferred income
3,880
4,003 3,118 3,701
Derivatives
11,869
13,384 12,723 12,152
Taxation
1,232
1,451 1,110 1,234
19,037
20,564 17,416 17,500
Total liabilities
41,596
43,484 41,427 41,285
TOTAL EQUITY AND LIABILITIES
64,274
65,200 60,769 62,616
Net asset value - cents per share
8,072
7,733 7,030 7,607
Rounding of figures may results in computational discrepancies.

Group balance sheet
As at
As at
As at
As at
June
March
June
December
2007
2007
2006
2006
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
6,350
6,069 5,772 6,054
Intangible assets
433
421 402 415
Investments in associates
35
51 44 43
Other investments
136
127 93 126
Inventories
300
297 234 287
Trade and other receivables
64
62 23 58
Derivatives
-
3 10 6
Deferred taxation
59
61 51 62
Other non-current assets
45
47 13 44
7,423
7,138 6,642 7,095
Current assets
Inventories
586
487 445 489
Trade and other receivables
219
220 225 185
Derivatives
482
638 832 649
Current portion of other non-current assets
1
1 2 1
Cash restricted for use
24
37 3 11
Cash and cash equivalents
398
400 343 495
1,709
1,782 1,849 1,830
Non-current assets held for sale
29
16 14 18
1,738
1,798 1,863 1,848
TOTAL ASSETS
9,161
8,936 8,505 8,943
EQUITY AND LIABILITIES
Share capital and premium 10
3,169
3,042 3,088 3,154
Retained earnings and other reserves 11
(5)
(131) (440) (169)
Shareholders' equity
3,165
2,911 2,648 2,985
Minority interests 12
68
66 59 62
Total equity
3,232
2,977 2,707 3,047
Non-current liabilities
Borrowings
1,325
1,235 1,312 1,423
Environmental rehabilitation and other provisions
417
401 361 398
Provision for pension and post-retirement benefits
171
164 177 169
Trade, other payables and deferred income
19
19 15 21
Derivatives
169
250 488 283
Deferred taxation
1,115
1,073 1,008 1,103
3,215
3,142 3,361 3,397
Current liabilities
Current portion of borrowings
293
236 65 59
Trade, other payables and deferred income
553
548 436 528
Derivatives
1,692
1,834 1,781 1,736
Taxation
176
199 155 176
2,713
2,818 2,437 2,499
Total liabilities
5,929
5,959 5,798 5,896
TOTAL EQUITY AND LIABILITIES
9,161
8,936 8,505 8,943
Net asset value - cents per share
1,150
1,060 984 1,087
Rounding of figures may results in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2007
2007
2006
2007
2006
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flow from operating activities
Receipts from customers
5,551
5,629 5,006 11,180 9,806
Payments to suppliers and employees
(3,869)
(3,537) (2,879) (7,406) (6,125)
Cash generated from operations
1,682
2,092 2,127 3,774 3,681
Cash (utilised) generated by discontinued operations
(9)
(10) 14 (19) 3
Taxation paid
(545)
(332) (178) (877) (269)
Net cash inflow from operating activities
1,128
1,750 1,963 2,878 3,415
Cash flows from investing activities
Capital expenditure
(1,764)
(1,417) (1,168) (3,181) (2,130)
Acquisition of assets
(287)
- - (287) -
Proceeds from disposal of tangible assets
91
17 54 108 65
Proceeds from disposal of assets of discontinued operations
6
2 22 8 32
Other investments acquired
(16)
(40) (13) (56) (17)
Associate loans and acquisitions
64
(63) (63) 1 (63)
Proceeds from disposal of investments
26
21 19 48 36
Cash restricted for use
101
(189) - (88) 30
Interest received
49
60 44 110 62
Loans advanced
18
(26) - (8) -
Repayment of loans advanced
8
1 26 9 28
Net cash outflow from investing activities
(1,702)
(1,634) (1,079) (3,336) (1,956)
Cash flows from financing activities
Proceeds from issue of share capital
36
104 3,026 140 3,049
Share issue expenses
(4)
- (32) (4) (32)
Proceeds from borrowings
730
196 81 926 410
Repayment of borrowings
(182)
(143) (2,973) (326) (3,342)
Finance costs
(33)
(212) (84) (245) (336)
Dividends paid
(63)
(694) (70) (756) (253)
Net cash inflow (outflow) from financing activities
485
(749) (52) (264) (503)
Net (decrease) increase in cash and cash equivalents
(89)
(632) 832 (721) 956
Translation
(38)
84 200 46 167
Cash and cash equivalents at beginning of period
2,919
3,467 1,419 3,467 1,328
Net cash and cash equivalents at end of period
2,792
2,919 2,450 2,792 2,450
Cash generated from operations
Profit (loss) before taxation
1,527
346 (900) 1,873 (1,892)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(195)
984 2,584 788 4,166
Amortisation of tangible assets
1,009
948 951 1,957 1,810
Finance costs and unwinding of obligations
220
200 209 419 419
Deferred stripping
(131)
(100) (126) (231) (233)
Interest receivable
(62)
(73) (59) (135) (89)
Operating special items
(86)
(14) 18 (101) 8
Amortisation of intangible assets
3
4 3 7 6
Fair value adjustment on option components of convertible bond
(223)
(135) (158) (358) 75
Environmental, rehabilitation and other expenditure
(14)
(14) (9) (28) (64)
Other non-cash movements
181
146 (132) 329 18
Movements in working capital
(547)
(201) (254) (747) (543)
1,682
2,092 2,127 3,774 3,681
Movements in working capital
Increase in inventories
(494)
(326) (1,019) (820) (1,174)
Decrease (increase) in trade and other receivables
79
(288) 70 (209) (10)
(Decrease) increase in trade and other payables
(131)
413 695 282 640
(547)
(201) (254) (747) (543)
Rounding of figures may results in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2007
2007
2006
2007
2006
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flow from operating activities
Receipts from customers
783
780 777 1,563 1,553
Payments to suppliers and employees
(545)
(492) (449) (1,037) (972)
Cash generated from operations
238
288 328 526 581
Cash (utilised) generated by discontinued operations
(1)
(1) 2 (3) -
Taxation paid
(77)
(46) (28) (123) (43)
Net cash inflow from operating activities
160
240 302 400 538
Cash flows from investing activities
Capital expenditure
(249)
(196) (181) (446) (337)
Acquisition of assets
(40)
- - (40) -
Proceeds from disposal of tangible assets
13
2 8 15 10
Proceeds from disposal of assets of discontinued operations
1
- 4 1 5
Other investments acquired
(2)
(5) (2) (8) (3)
Associate loans and acquisitions
9
(9) (10) - (10)
Proceeds from disposal of investments
4
3 3 6 6
Cash restricted for use
14
(26) - (12) 5
Interest received
7
8 7 15 10
Loans advanced
2
(4) - (1) -
Repayment of loans advanced
1
- 4 1 4
Net cash outflow from investing activities
(241)
(226) (167) (467) (309)
Cash flows from financing activities
Proceeds from issue of share capital
5
14 505 19 509
Share issue expenses
(1)
- (5) (1) (5)
Proceeds from borrowings
103
27 11 130 65
Repayment of borrowings
(26)
(20) (493) (46) (553)
Finance costs
(5)
(29) (13) (34) (53)
Dividends paid
(9)
(94) (11) (103) (40)
Net cash inflow (outflow) from financing activities
67
(102) (5) (34) (77)
Net (decrease) increase in cash and cash equivalents
(14)
(88) 130 (101) 152
Translation
11
(8) (18) 4 (17)
Cash and cash equivalents at beginning of period
400
495 230 495 209
Net cash and cash equivalents at end of period
398
400 343 398 343
Cash generated from operations
Profit (loss) profit before taxation
174
88 (22) 261 (194)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
15
96 281 111 547
Amortisation of tangible assets
143
131 147 274 286
Finance costs and unwinding of obligations
31
28 32 59 67
Deferred stripping
(19)
(14) (15) (33) (33)
Interest receivable
(9)
(10) (9) (19) (14)
Operating special items
(12)
(2) 2 (14) -
Amortisation of intangible assets
-
- - 1 1
Fair value adjustment on option components of convertible bond
(32)
(19) (25) (51) 14
Environmental, rehabilitation and other expenditure
(2)
(2) (1) (5) (19)
Other non-cash movements
25
22 (22) 46 12
Movements in working capital
(76)
(30) (40) (106) (86)
238
288 328 526 581
Movements in working capital
Increase in inventories
(102)
(14) (60) (115) (100)
Decrease (increase) in trade and other receivables
3
(32) 47 (29) 27
Increase (decrease) in trade and other payables
23
16 (27) 39 (13)
(76)
(30) (40) (106) (86)
Rounding of figures may results in computational discrepancies.

Group operating results
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
3,404
3,088 3,366 6,492 6,602
3,753
3,404 3,710 7,157 7,277
Yield - g / t / - oz / t
6.70
7.22 7.24 6.95 7.19
0.195
0.211 0.211 0.203 0.210
Gold produced - kg / - oz (000)
22,817
22,296 24,379 45,113 47,434
734
717 784 1,451 1,525
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
3,192
3,275 3,343 6,466 6,112
3,518
3,610 3,685 7,128 6,737
Yield - g / t / - oz / t
0.53
0.52 0.50 0.52 0.52
0.015
0.015 0.015 0.015 0.015
Gold produced - kg / - oz (000)
1,680
1,694 1,663 3,374 3,180
54
54 53 108 102
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
42,880
40,059 42,830 82,939 84,742
47,267
44,158 47,212 91,425 93,412
Treated - 000 tonnes / - 000 tons
6,139
6,262 6,373 12,401 12,626
6,767
6,903 7,026 13,670 13,918
Stripping ratio-t (mined total - mined ore)/t mined ore
4.16
5.06 4.53 4.56 4.66
4.16
5.06 4.53 4.56 4.66
Yield - g / t / - oz / t
2.29
2.25 2.26 2.27 2.23
0.067
0.066 0.066 0.066 0.065
Gold in ore - kg / - oz (000)
14,123
12,571 9,491 26,694 24,078
454
404 305 858 774
Gold produced - kg / - oz (000)
14,033
14,083 14,415 28,117 28,141
451
453 463 904 905
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
15,229
14,719 17,256 29,948 32,604
16,787
16,225 19,021 33,012 35,940
Placed
1
- 000 tonnes / - 000 tons
5,673
5,180 6,090 10,853 11,652
6,253
5,710 6,713 11,964 12,844
Stripping ratio-t (mined total - mined ore)/t mined ore
1.94
2.07 1.82 2.00 1.80
1.94
2.07 1.82 2.00 1.80
Yield
2
- g / t / - oz / t
0.82
0.73 0.80 0.78 0.79
0.024
0.021 0.023 0.023 0.023
Gold placed
3
- kg / - oz (000)
4,656
3,765 4,883 8,421 9,239
150
121 157 271 297
Gold produced - kg / - oz (000)
3,428
3,167 3,567 6,595 6,936
110
102 115 212 223
TOTAL
Gold produced
- kg / - oz (000)
41,958
41,239 44,024 83,198 85,691
1,349
1,326 1,415 2,675 2,755
Gold sold - kg / - oz (000)
40,661
41,558 42,424 82,219 84,588
1,307
1,336 1,364 2,643 2,720
Price received - R / kg / - $ / oz- sold
137,579
139,953 125,409 138,807 116,683
605
602 600 604 573
Total cash costs - R / kg / - $ / oz- produced
75,724
76,991 63,276 76,406 62,181
333
332 305 333 307
Total production costs - R / kg / - $ / oz- produced
99,734
99,905 85,168 99,872 83,767
439
430 410 435 413
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
397
375 386 386 372
12.76
12.05 12.40 12.41 11.96
Actual - g / - oz
339
337 360 338 349
10.89
10.84 11.58 10.86 11.22
CAPITAL EXPENDITURE - Rm  / - $m                        1,979     1,417     1,168     3,396    2,130          279        196       181        476        337
1 Tonnes (Tons) placed on to leach pad.
2 Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
Rounding of figures may results in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Six months ended
Six months ended

Statement of recognised income and expense
Six months
Year
Six months
ended
ended
ended
June
December
June
2007
2006
2006
Unaudited Audited Unaudited
Actuarial gain on pension and post-retirement benefits
-
283 -
Net loss on cash flow hedges removed from equity and reported in income
540
1,274 614
Net loss on cash flow hedges
(67)
(1,604) (1,724)
Gain on available-for-sale financial assets
-
78 8
Deferred taxation on items above
(74)
50 343
Net exchange translation differences
376
2,292 2,467
Net income recognised directly in equity
775
2,373 1,708
Profit (loss) for the year
1,057
(385) (2,028)
Total recognised income (expense) for the period
1,832
1,988 (320)
Attributable to:
Equity shareholders
1,705
1,755 (453)
Minority interest
127
233 133
1,832
1,988 (320)
Actuarial gain on pension and post-retirement benefits
-
42 -
Net loss on cash flow hedges removed from equity and reported in income
78
217 96
Net loss on cash flow hedges
(10)
(229) (242)
Gain on available-for-sale financial assets
-
12 1
Deferred taxation on items above
(11)
8 40
Net exchange translation differences
50
281 327
Net income recognised directly in equity
107
331 222
Profit (loss) for the year
148
(14) (225)
Total recognised income (expense) for the period
255
317 (3)
Attributable to:
Equity shareholders
237
289 (17)
Minority interest
18
28 14
255
317 (3)
Rounding of figures may results in computational discrepancies.
SA Rand million
US Dollar million

Segmental   reporting
for the quarter ended 30 June 2007
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold income
South Africa
2,281
2,465
2,191
4,746
4,122
323
340
338
663
652
Argentina
252
265
276
518
444
36
37
42
72
70
Australia
483
554
465
1,036
774
68
76
72
145
122
Brazil
468
492
367
960
671
66
68
57
134
106
Ghana
567
550
391
1,117
844
80
76
60
156
134
Guinea
304
379
224
684
412
43
52
34
95
65
Mali
429
517
544
946
990
61
72
85
132
157
Namibia
88
94
82
182
157
12
13
13
25
25
Tanzania
163
186
173
349
418
23
26
26
49
66
USA
187
161
85
348
214
26
22
13
49
34
5,222
5,664
4,798
10,886
9,044
739
783
740
1,522
1,430
Gross profit (loss) adjusted for
the profit (loss) on unrealised
non-hedge derivatives and other
commodity contracts
South Africa
741
800
1,145
1,541
1,768
105
110
174
215
276
Argentina
97
105
123
202
178
14
15
19
28
28
Australia
212
232
242
444
375
30
32
37
62
59
Brazil
225
254
225
479
359
32
35
35
67
56
Ghana
87
62
(43)
149
(9)
12
9
(7)
21
(2)
Guinea
7
49
27
56
56
1
7
4
8
9
Mali
147
183
268
330
448
21
25
41
46
71
Namibia
26
29
37
55
70
4
4
6
8
11
Tanzania
81
(13)
19
68
34
11
(2)
3
9
5
USA
111
107
(33)
218
(23)
16
15
(5)
31
(3)
Other
(46)
24
(22)
(22)
(28)
(7)
3
(2)
(3)
(4)
1,688
1,832
1,988
3,520
3,228
239
253
305
492
506
Cash gross profit (loss)
1
South Africa
1,164
1,180
1,520
2,344
2,500
165
163
232
328
392
Argentina
143
154
168
296
268
20
21
26
41
42
Australia
301
311
298
611
472
42
43
46
85
74
Brazil
302
311
264
612
434
43
43
41
86
68
Ghana
207
181
100
388
282
29
25
15
54
45
Guinea
62
114
77
176
162
9
16
12
25
26
Mali
180
231
336
411
569
26
32
52
57
90
Namibia
36
39
50
75
92
5
5
8
11
15
Tanzania
167
60
68
227
133
24
8
10
32
21
USA
164
164
64
327
125
23
23
10
46
20
Other
(26)
42
(8)
21
1
(4)
6
(1)
3
-
2,700
2,788
2,937
5,488
5,037
382
385
452
767
792
Rounding of figures may results in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
1 Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.
Refer to note F of "Non-GAAP disclosure" for the definition.
US Dollar million
SA Rand million

Segmental reporting (continued)
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold production
South Africa
18,083
17,626
20,150
35,708
39,112
581
567
648
1,148
1,257
Argentina
1,569
1,603
2,004
3,172
3,636
50
52
64
102
117
Australia
4,631
4,605
3,516
9,236
6,337
149
148
113
297
204
Brazil
3,006
2,801
2,526
5,808
4,789
97
90
81
187
154
Ghana
4,198
3,975
4,552
8,173
9,448
135
128
146
263
304
Guinea
1,992
2,270
1,826
4,262
3,602
64
73
59
137
116
Mali
3,164
3,354
4,533
6,518
8,561
102
108
146
210
275
Namibia
621
614
684
1,235
1,362
20
20
22
40
44
Tanzania
2,553
2,412
2,203
4,965
4,829
82
78
71
160
155
USA
2,142
1,980
2,030
4,122
4,014
69
64
65
133
129
41,958
41,239
44,024
83,198
85,691
1,349
1,326
1,415
2,675
2,755
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Capital expenditure
South Africa
540
473
472
1,013
879
76
66
73
142
139
Argentina
30
24
12
55
57
4
3
2
8
9
Australia
543
343
66
885
127
77
47
10
124
20
Brazil
268
264
309
532
530
38
37
48
75
84
Ghana
232
192
161
423
267
33
27
25
59
42
Guinea
38
14
28
52
58
5
2
4
7
9
Mali
13
12
10
25
15
2
2
2
3
2
Namibia
6
3
5
8
10
1
-
1
1
2
Tanzania
34
25
84
59
135
5
3
13
8
21
USA
26
48
16
74
43
4
7
2
10
7
Other
250
19
5
270
9
34
3
1
39
2
1,979
1,417
1,168
3,396
2,130
279
196
181
476
337
As at
As at
As at
As at
As at
As at
As at
As at
June
March
June
December
June
March
June
December
2007
2007
2006
2006
2007
2007
2006
2006
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
Total assets
South Africa
15,069
15,301
15,927
15,394
2,148
2,097
2,229
2,199
Argentina
1,681
2,007
1,965
1,876
240
275
275
268
Australia
7,611
7,293
5,978
6,447
1,085
1,000
837
921
Brazil
4,369
4,309
3,535
3,961
623
591
495
566
Ghana
13,018
13,422
13,023
12,437
1,855
1,840
1,822
1,776
Guinea
1,934
2,084
2,045
1,974
276
286
286
282
Mali
2,277
2,541
2,273
2,350
324
348
318
336
Namibia
479
457
360
424
68
63
50
61
Tanzania
9,645
10,048
9,151
9,642
1,375
1,377
1,281
1,377
USA
3,551
3,699
3,179
3,566
506
507
445
509
Other
4,640
4,039
3,333
4,545
661
552
467
648
64,274
65,200
60,769
62,616
9,161
8,936
8,505
8,943
Rounding of figures may results in computational discrepancies.
SA Rand million
kg
SA Rand million
oz (000)
US Dollar million
US Dollar million

Notes
for the quarter and six months ended 30 June 2007
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 and revised International
Financial Reporting Standards (IFRS) which are effective 1 January 2007, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34,
JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2007.
2.      Revenue
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Unaudited   Unaudited Unaudited   Unaudited   Unaudited   Unaudited  Unaudited   Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
Revenue consists of the
following principal
categories:
Gold income
5,222
5,664 4,798 10,886 9,044
739
783 740 1,522 1,430
By-products (note 3)
178
145 109 323 289
25
20 17 45 46
Interest received
62
73 59 135 89
9
10 9 19 14
5,461
5,882 4,966 11,343 9,422
773
813 766 1,586 1,490
3.     Cost of sales
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Unaudited   Unaudited  Unaudited  Unaudited  Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
Cash operating costs
(3,319)
(3,199)      (2,853)      (6,517)       (5,496)
(469)
(443)        (441)          (912)        (871)
By-products (note 2)
178
145 109 323 289
25
20 17 45 46
(3,141)
(3,054)      (2,744)      (6,194)      (5,207)
(444)
(423)        (424)          (867)        (825)
Other cash costs
(165)
(177)        (137)         (342)         (254)
(23)
(25)         (21)            (48)          (40)
Total cash costs
(3,305)
(3,231)      (2,881)      (6,537)      (5,461)
(468)
(448)        (445)          (915)        (865)
Retrenchment costs
(9)
(7)          (13)           (16)          (25)
(1)
(1)            (2)             (2)            (4)
Rehabilitation and other
non-cash costs
(19)
(20)          (25)           (39)         (64)
(3)
(3)           (4)              (5) (10)
Production costs
(3,333)
(3,258)     (2,919)      (6,591)     (5,550)
(471)
(451)        (451)           (923)        (880)
Amortisation of tangible
assets
(1,009)
(948)        (951)
(1,957) (1,810)
(143)
(131)        (147)           (274)        (286)
Amortisation of
intangible assets
(3)
(4)           (3)              (7)           (6)
–
– – (1) (1)
Total production costs
(4,346)
(4,210)     (3,873)       (8,556)      (7,366)
(615)
(583)        (599) (1,198) (1,167)
Inventory change
214
(14) 327 200 348
30
(2) 52 28 56
(4,132)
(4,223)      (3,546)      (8,356)       (7,018)
(585)
(584)         (547) (1,169) (1,112)
Rounding of figures may result in computational discrepancies.

4.    Other operating expenses
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited Unaudited  Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Pension and medical defined
benefit provisions
(25)
(25)         (19)
(50) (40)
(3)
(4)          (4)             (7)            (6)
Claims filed by former
employees in respect of loss
of employment, work-related
accident injuries and
diseases, governmental
fiscal claims and costs of old
tailings operations
(6)
(21)         (18)
(27) (26)
(1)
(3)           (3)            (4)            (4)
Other
(12)
(1)          (2)
(14) (3)
(2)
– – (2) –
(43)
(47)         (39)
(91) (69)
(6)
(7)            (7)
(13) (10)
5.    Operating special items
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Unaudited  Unaudited Unaudited  Unaudited  Unaudited   Unaudited Unaudited Unaudited Unaudited  Unaudited
SA Rand million US Dollar million
Under provision of indirect
taxes
(6)
– (33) (6) (25)
(1)
– (5) (1) (4)
Impairment of tangible
assets (note 8)
–
(1)             –             (1)
(3)
–
– – – –
Recovery of loan
–
21 – 21 –
–
3 – 3 –
Profit on disposal of assets
(note 8)
92
(6)            47             86            52            13
(1) 7 12 8
86
14
14            101            24
12
2 2 14 4
6.    Taxation
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million US Dollar million
Current tax
Normal taxation
(333)
(442)        (369)
(775) (592)
(46)
(61)              (56)
(108)        (92)
Disposal of tangible assets
(note 8)
(18)
(4)          (3)
(22) (6)
(3)
(1)                 –
(3) (1)
Over (under) provision prior
year
23
(67)           –
(44)
–                3
(9)                 –
(6)             –
(328)
(513)       (372)
(841) (598)
(46)
(71)              (56)
(117)          (93)
Deferred taxation
Temporary differences
31
1 (140) 32 (156)
4
1 (22) 4 (24)
Unrealised non-hedge
derivatives and other
commodity contracts
22
82
426             104            628
4
11 55 15 88
Impairment and disposal of
tangible assets (note 8)
(6)
(4)          –
(10)
–            (1)
(1)              –
(1)            –
Change in estimated
deferred taxation
(90)
– – (90) –
(13)
– – (13) –
(43)
79
286                  36          473            (6)
11 33 5 64
Total taxation
(371)
(434)      (86)
(805) (125)
(52)
(60)          (23)
(112)          (29)
Rounding of figures may result in computational discrepancies.

7.    Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Unaudited Unaudited Unaudited Unaudited  Unaudited   Unaudited Unaudited Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
Gold income
2
2 10 4 16
–
– 2 1 3
Cost of Sales
(5)
(5)           (8)
(10) (14)
(1)
(1)           (1)            (1)             (2)
Gross (loss) profit
(2)
(3)            2              (6)
2             (1)
(1)            –
(1)               1
Taxation
(2)
(3)           (5)
(4) (13)
–
– (1) (1) (2)
Loss from discontinued
operations
(4)
(6)           (4)
(10) (11)
(1)
(1)            (1)           (1)             (2)
8.    Headline earnings (loss)
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Unaudited Unaudited Unaudited Unaudited Unaudited   Unaudited Unaudited Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
The profit (loss) attributable
to equity shareholders has
been adjusted by the
following to arrive at
headline earnings (loss):
Profit (loss) attributable to
equity shareholders
1,083
(150)      (1,047)
933      (2,126)
111
19 (54) 131 (241)
Impairment of tangible
assets (note 5)
–
1 – 1 3
–
– – – –
(Profit) loss on disposal of
assets (note 5)
(92)
6 (47) (86) (52)
(13)
1 (7) (12) (8)
Impairment of associate
50
– – 50 –
7
– – 7 –
Taxation on items above –
current portion (note 6)
18
4 3 22 6
3
1 – 3 1
Taxation on items above –
deferred portion (note 6)
6
4 – 10 –
1
1 – 1 –
Net loss from discontinued
operations (note 7)
4
6 4 10 11
1
1 1 1 2
Headline earnings (loss)
1,070
(130)      (1,086)
940       (2,159)
109
22 (60) 132 (245)
Cents per share
(1)
Headline earnings (loss)
380
(46)        (398)
334          (802)
39
8 (22) 47 (91)
(1) Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

9.    Shares
Quarter ended
Six months ended
Jun
2007
Mar
2007
Jun
2006
Jun
2007
Jun
2006
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000
400,000,000    400,000,000    400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 – 4,280,000 –
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000 5,000,000 5,000,000 5,000,000
Issued and fully-paid:
Ordinary shares in issue
276,836,030
276,688,382
275,168,569    276,836,030    275,168,569
E ordinary shares in issue
4,115,930
4,149,230 – 4,115,930 –
Total ordinary shares:
280,951,960
280,837,612
275,168,569    280,951,960    275,168,569
A redeemable preference shares
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896 778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares
276,792,157
276,426,639
273,028,361    276,619,448    269,068,365
E Ordinary shares
4,152,725
4,167,212 – 4,150,888 –
Fully vested options
308,961
600,219 – 359,980 –
Weighted average number of shares
281,253,843
281,194,070
273,028,361    281,130,316    269,068,365
Dilutive potential of share options
568,077
641,741 421,807 619,872 563,558
Diluted number of ordinary shares
281,821,920
281,835,811
273,450,168    281,750,188    269,631,923
10.   Ordinary share capital and premium
As at
As at
Jun
2007
Mar
2007
Jun
2006
Dec
2006
Jun
2007
Mar
2007
Jun
2006
Dec
2006
Unaudited   Unaudited   Unaudited
Audited     Unaudited   Unaudited   Unaudited
Audited
SA Rand million US Dollar million
Balance at beginning of period
23,045
23,045        19,362        19,362          3,292
3,292 3,055 3,055
Ordinary shares issued
146
109         3,015         3,330
19
15 504 550
E ordinary shares (cancelled) issued
(9)
(4)
–           353               (1)
(1)               –
50
Translation
–
–                –              –                (7)
(133)          (427)           (363)
Sub-total
23,182
23,150         22,377      23,045          3,303
3,173 3,132 3,292
Redeemable preference shares held
within the group
(312)
(312) (312) (312)
(44)
(43)           (44)             (45)
Ordinary shares held within the group
(289)
(293)
–          (297)
(41)
(40)             –
(43)
E Ordinary shares held within the group
(344)
(349)
–          (353)
(49)
(48)             –
(50)
Balance at end of period
22,237
22,196        22,065        22,083           3,169
3,042 3,088 3,154
Rounding of figures may result in computational discrepancies.

11.  Retained earnings and other reserves
Retained
Earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains (losses)
Other
Comprehen-
sive
income
Total
SA Rand million
Balance at December 2005
1,115                  138
(1,910) (227) (1,655) (2,539)
Loss attributable to equity shareholders (2,126) (2,126)
Dividends (164) (164)
Net loss on cash flow hedges removed from
equity and reported in income
609 609
Net loss on cash flow hedges
(1,712)            (1,712)
Gain on available-for-sale financial assets 8 8
Deferred taxation on items above 343 343
Share-based payment for share awards and
BEE transaction
15 15
Translation
2,533                    1
(109) 2,425
Balance at June 2006
(1,175)
138
623
(226)
(2,501)
(3,141)
Balance at December 2006
(214)
138                  436                (45)
(1,503) (1,188)
Loss attributable to equity shareholders 933 933
Dividends                                                                 (668) (668)
Net loss on cash flow hedges removed from
equity and reported in income
536 536
Net loss on cash flow hedges
(67)              (67)
Deferred taxation on items above
(74)              (74)
Share-based payment for share awards and
BEE transaction
117 117
Translation 385 (8) 377
Balance at June 2007
51
138
821
(45)
(999)
(34)
Retained
Earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains (losses)
Other
Comprehen-
sive
income
Total
US Dollar million
Balance at December 2005
(58) 22                  (66) (36) (261) (399)
Loss attributable to equity shareholders (241) (241)
Dividends                                                                   (26) (26)
Net loss on cash flow hedges removed from
equity and reported in income
95 95
Net loss on cash flow hedges (240)           (240)
Gain on available-for-sale financial assets 1 1
Deferred taxation on items above 40 40
Share-based payment for share awards and
BEE transaction
2 2
Translation (3) 314 4 13 328
Balance at June 2006
(325)
19
248
(32)
(350)
(440)
Balance at December 2006
(209)
20                 241                   (6)
(215) (169)
Profit attributable to equity shareholders 131 131
Dividends                                                                  (90) (90)
Net loss on cash flow hedges removed from
equity and reported in income
77 77
Net loss on cash flow hedges
(10)                (10)
Deferred taxation on items above
(11)                (11)
Share-based payment for share awards and
BEE transaction
17 17
Translation 50 50
Balance at June 2007
(168)
20
291
(6)
(142)
(5)
Rounding of figures may result in computational discrepancies.

12.   Minority interests
As at
As at
Jun
2007
Mar
2007
Jun
2006
Dec
2006
Jun
2007
Mar
2007
Jun
2006
Dec
2006
Unaudited   Unaudited   Unaudited
Audited    Unaudited  Unaudited  Unaudited
Audited
SA Rand million US Dollar million
Balance at beginning of period
436
436         374         374            62
62 59 59
Profit for the period
124
56           98         202           17
8 16 30
Dividends paid
(88)
(25) (88) (171)
(12)
(4)        (14)         (25)
Net loss on cash flow hedges removed from
equity and reported in income
4
4            5           10            1
1 1 2
Net loss on cash flow hedges
–
(3) (12) (12)
–
(1)          (2)          (2)
Translation
(1)
13           42           33
–
– (1) (2)
Balance at end of period
475
481          419         436          68
66 59 62
13.   Exchange rates
Jun
2007
Unaudited
Mar
2007
Unaudited
Jun
2006
Unaudited
Dec
2006
Unaudited
Rand/US dollar average for the year to date
7.14
7.22
6.31               6.77
Rand/US dollar average for the quarter
7.07
7.22
6.46               7.31
Rand/US dollar closing
7.02
7.30
7.15               7.00
Rand/Australian dollar average for the year to date
5.78
5.68
4.69               5.10
Rand/Australian dollar average for the quarter
5.88
5.68
4.83               5.63
Rand/Australian dollar closing
5.96
5.90
5.31               5.53
BRL/US dollar average for the year to date
2.04
2.11
2.19               2.18
BRL/US dollar average for the quarter
1.97
2.11
2.18               2.15
BRL/US dollar closing
1.92
2.15
2.16               2.14
14.   Related parties
AngloGold Ashanti, who holds an equity investment of 29.9% in Trans-Siberian Gold plc (TSG), entered into a significant transaction during the June 2007 quarter with TSG in which two exploration companies were acquired for a cash consideration of $40million. The companies acquired consist of Amikan (which holds the Veduga deposit and related exploration and mining licences) and AS APK (which holds the Bogunay deposit and related exploration and mining licences).
15.  Capital commitments
Jun
2007
Unaudited
Mar
2007
Unaudited
Jun
2006
Unaudited
Dec
2006
Audited
Jun
2007
Unaudited
Mar
2007
Unaudited
Jun
2006
Unaudited
Dec
2006
Audited
SA Rand million US Dollar million
Orders placed and outstanding
on capital contracts at the
prevailing rate of exchange
4,216
4,045        2,726
2,475          601
554 382 354
Liquidity and capital resources:
•
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
•
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
•
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.
Rounding of figures may result in computational discrepancies.

16.   Contingent liabilities
AngloGold Ashanti’s contingent liabilities at 30 June 2007 are detailed below:
Water pumping cost – South Africa – The group is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft, which belongs to Stilfontein. Following an attempt by DRDGold to liquidate its
North West operations and avoid incurring pumping cost, AngloGold Ashanti Limited launched an urgent application against DRDGold and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in various Vaal River operations. The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Margaret Shaft.
The three mining companies, Simmer and Jack Mines, Harmony Gold Mining Company and AngloGold Ashanti,
are finalising an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The group responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company. The operational cost going forward will be apportioned to the three parties and form part of working cost for the group.
Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities.
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($14m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in
Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer export gold mined in the state of Goias, through a branch located in a different Brazilian State, it must obtain an authorisation from the
Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE).
The Serra Grande operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração
Ltda manages the operation and its attributable share of the first assessment is approximately $33m. Although
MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In
November 2006 the administrative council’s second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $20m. The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company’s appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company’s attributable share of the assessment is approximately
$6m.

VAT Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. As a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5m.
Tax Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. The state of Minas Gerais has denied a tax credit due to improper classification on the relevant forms. The amount involved is approximately
$3m.
Social security payments – Brazil – Anglogold Ashanti Brazil is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. There is doubt if amounts are actually due and payable under applicable law. The amount involved is approximately $2m.
Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at Navachab in
Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.
17.    Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•    Reimbursable value added tax due from the Malian government amounts to an attributable $32m at 30 June
2007 (31 March 2007: attributable $37m). The last audited value added tax return was for the period ended
31 December 2006 and at the balance sheet date an attributable $25m was still outstanding and $7m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•    Reimbursable fuel duties from the Malian government amounts to an attributable $8m at 30 June 2007
(31 March 2007: attributable $10m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the
Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $1m, which is still outstanding, whilst an attributable $7m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.
The government of Mali is a shareholder in all the Malian entities and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to June 2007. The amounts outstanding have been discounted to their present value at a rate of 5%.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•    Reimbursable value added tax due from the Tanzanian government amounts to $17m at 30 June 2007
(31 March 2007: $15m). The last audited value added tax return was for the period ended 30 November 2006 and at the balance sheet date $14m was still outstanding and $3m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 5%.

•
Reimbursable fuel duties from the Tanzanian government amounts to $26m at 30 June 2007 (31 March
2007: $22m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to
$18m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $8m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations.
The outstanding amounts have been discounted to their present value at a rate of 5%.
18.  Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
19.  Borrowings
AngloGold Ashanti's borrowings are interest bearing.
20.  Announcements
On 4 May 2007, AngloGold Ashanti announced that Mr C B Brayshaw and Mr A J Trahar retired from the board effective 5 May 2007. AngloGold Ashanti, further announced that Mrs C Carroll had been appointed as a non-
executive director with effect from 5 May 2007.
On 1 June 2007, AngloGold Ashanti announced the commencement of a pre-feasibility study at the Tropicana gold project in Western Australia. This study was expected to be completed in mid 2008 and would focus on the
Tropicana and Havana zones and would only consider open-cut resources.
On 8 June 2007, AngloGold Ashanti announced the sale of most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005, to a consortium of
Mintails South Africa (Pty) Limited / DRD South African Operations (Pty) Limited Joint Venture for R42.8m.
21.  Dividend
The directors have today declared Interim Dividend No. 102 (Interim Dividend No. 100: 210) of 90 South African
cents per ordinary share for the six months ended 30 June 2007. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share
2007
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 16 August
Last date to trade ordinary shares cum dividend Friday, 17 August
Last date to register transfers of certificated securities cum dividend Friday, 17 August
Ordinary shares trade ex dividend Monday, 20 August
Record date Friday, 24 August
Payment date Friday, 31 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 20 August 2007 and Friday,
24 August 2007, both days inclusive, no transfers between the South African, United Kingdom,
Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South
African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share
2007
Ex dividend on New York Stock Exchange Wednesday, 22 August
Record date Friday, 24 August
Approximate date for currency conversion Friday, 31 August
Approximate payment date of dividend Monday, 10 September
Assuming an exchange rate of R6.97/$1, the dividend payable on an ADS is equivalent to 13 US cents.
This compares with the final dividend of 32.384 US cents per ADS paid on 26 March 2007. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share
2007
Last date to trade and to register GhDSs cum dividend Friday, 17 August
GhDSs trade ex dividend Monday, 20 August
Record date Friday, 24 August
Approximate payment date of dividend Monday, 3 September
Assuming an exchange rate of R1/¢1,315.804, the dividend payable per GhDS is equivalent to
11.84 cedis. This compares with the final dividend of 30.41 cedis per Ghanaian Depositary Share
(GhDS) paid on 19 March 2007. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.
In addition, directors have today declared Dividend No. E2 of 45 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
These dividends are payable on Friday, 31 August 2007.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
30 July 2007

Non-GAAP disclosure
A
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline earnings (loss) (note 8)
1,070
(130) (1,086) 940 (2,159)
109
22 (60) 132 (245)
Profit (loss) on unrealised non-hedge derivatives and other
commodity contracts (note C)
(242)
1,054 2,583 812 4,149
8
106 280 114 544
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 6)
(22)
(82) (426) (104) (628)
(4)
(11) (55) (15) (88)
Fair value adjustment on option component of convertible
bond
(223)
(135) (158) (358) 75
(32)
(19) (25) (51) 14
Headline earnings adjusted for the profit (loss) on unrealised non-hedge derivatives, other commodity contracts and fair
value adjustments on convertible bond
(2)
583
707 911 1,290 1,436
82
98 140 180 225
Cents per share
(1)
Headline earnings adjusted for the profit (loss) on unrealised non-hedge derivatives, other commodity contracts and fair
value adjustments on convertible bond
(2)
207
251 334 459 534
29
35 51 64 84
B
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit (loss) to gross profit adjusted for the loss on unrealised non-hedge derivatives and other
commodity contracts:
Gross profit (loss)
1,930
778 (594) 2,708 (921)
231
147 25 378 (39)
Profit (loss) on unrealised non-hedge derivatives and other
commodity contracts (note C)
(242)
1,054 2,583 812 4,149
8
106 280 114 544
Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts
1,688
1,832 1,988 3,520 3,228
239
253 305 492 506
Rounding of figures may results in computational discrepancies.
US Dollar million
SA Rand million
SA Rand million
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Profit (loss) on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Headline earnings adjusted for the profit (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
Six months ended
Six months ended
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment is short-dated derivatives (certain of which have now matured), which for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled;
- The unrealised fair value change on the option component of the convertible bond; and
US Dollar million
- The unrealised fair value change on the onerous uranium contracts
Quarter ended
Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts
Six months ended
Quarter ended
Six months ended

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
C
Non-hedge derivative gain (loss) is summarised as:
Gain on realised non-hedge derivatives (note D)
598
392 736 990 1,202
84
54 112 139 187
Gain (loss) on unrealised non-hedge derivatives
99
(1,001) (2,547) (902) (4,131)
(28)
(98) (275) (127) (542)
Unrealised gain (loss) on other commodity physical
borrowings
19
(47) (36) (28) (35)
3
(7) (5) (4) (5)
Provision for loss on future deliveries of other commodities
125
(6) - 119 17
18
(1) - 17 3
Gain (loss) on non-hedge derivatives and other commodity
contracts
840
(662) (1,847) 179 (2,947)
77
(51) (169) 25 (357)
D
Price received
Gold income
5,222
5,664 4,798 10,886 9,044
739
783 740 1,522 1,430
Adjusted for minority interests
(226)
(240) (214) (463) (376)
(32)
(33) (34) (65) (60)
4,996
5,424 4,584 10,423 8,668
707
750 706 1,457 1,370
Gain on realised non-hedge derivatives (note C)
598
392 736 990 1,202
84
54 112 139 187
5,594
5,816 5,320 11,413 9,870
791
805 818 1,596 1,557
Attributable gold sold - kg / - oz (000)
40,661
41,558 42,424 82,219 84,588
1,307
1,336 1,364 2,643 2,720
Revenue price per unit - R/kg / - $/oz
137,579
139,953 125,409 138,807 116,683
605
602 600 604 573
E
Total costs
Total cash costs (note 3)
3,305
3,231 2,881 6,537 5,461
468
448 445 915 865
Adjusted for minority interests and non-gold producing
companies
(127)
(56) (95) (180) (133)
(18)
(8) (14) (25) (20)
Total cash costs adjusted for minority interests and non-
gold producing companies
3,178
3,175 2,786 6,357 5,328
450
440 431 890 845
Retrenchment costs (note 3)
9
7 13 16 25
1
1 2 2 4
Rehabilitation and other non-cash costs (note 3)
19
20 25 39 64
3
3 4 5 10
Amortisation of tangible assets (note 3)
1,009
948 951 1,957 1,810
143
131 147 274 286
Amortisation of intangible assets (note 3)
3
4 3 7 6
-
- - 1 1
Adjusted for minority interests and non-gold producing
companies
(33)
(34) (29) (67) (55)
(5)
(5) (4) (9) (9)
Total production costs adjusted for minority interests
and non-gold producing companies
4,185
4,120 3,749 8,309 7,178
592
571 580 1,163 1,138
Gold produced - kg / - oz (000)
41,958
41,239 44,024 83,198 85,691
1,349
1,326 1,415 2,675 2,755
Total cash cost per unit - R/kg / -$/oz
75,724
76,991 63,276 76,406 62,181
333
332 305 333 307
Total production cost per unit - R/kg / -$/oz
99,734
99,905 85,168 99,872 83,767
439
430 410 435 413
F
Cash gross profit
Gross profit adjusted for the profit (loss) on unrealised non-
hedge derivatives and other commodity contracts (note B)
1,688
1,832 1,988 3,520 3,228
239
253 305 492 506
Amortisation of tangible assets (note 3)
1,009
948 951 1,957 1,810
143
131 147 274 286
Amortisation of intangible assets (note 3)
3
4 3 7 6
-
- - 1 1
Non-cash revenues
-
4 (5) 4 (8)
-
1 (1) 1 (1)
2,700
2,788 2,937 5,488 5,037
382
385 452 767 792
G
EBITDA
Operating profit (loss)
1,527
339 (900) 1,866 (1,472)
174
86 (22) 260 (125)
Amortisation of tangible assets (note 3)
1,009
948 951 1,957 1,810
143
131 147 274 286
Amortisation of intangible assets (note 3)
3
4 3 7 6
-
- - 1 1
Impairment of tangible assets (note 5)
-
1 - 1 3
-
- - - -
Profit (loss) on unrealised non-hedge derivatives and other
commodity contracts (note C)
(242)
1,054 2,583 812 4,149
8
106 280 114 544
Share of associates' EBITDA
(2)
(3) (1) (4) (4)
-
- - (1) (1)
(Profit) loss on disposal of assets
(92)
6 (47) (86) (52)
(13)
1 (7) (12) (8)
2,204
2,349 2,590 4,552 4,440
312
325 398 636 698
Rounding of figures may results in computational discrepancies.
SA Rand million / Metric
Quarter ended
Quarter ended
Six months ended
Six months ended
US Dollar million / Imperial

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Interest cover
EBITDA (note G)
2,204
2,349 2,590 4,552 4,440
312
325 398 636 698
Finance costs
220
200 209 419 419
31
28 32 59 67
Capitalised finance costs
12
12 19 24
28
2
2 3 3 4
232
211 228 443 447
33
29 35 62 71
Interest cover - times
10
11 11 10 10
9
11 11 10 10
I
Free cash flow
Net cash inflow from operating activities
1,128
1,750 1,963 2,878 3,415
160
240 302 400 538
Stay-in-business capital expenditure
(884)
(785) (696) (1,669) (1,320)
(125)
(109) (108) (234) (209)
244
965 1,267 1,209 2,095
35
131 195 166 329
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Jun
Dec
Jun
Mar
Jun
Dec
2007
2007
2006
2006
2007
2007
2006
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
J
Net asset value - cents per share
Total equity
22,678
21,716 19,343 21,331
3,232
2,977 2,707 3,047
Number of ordinary shares in issue - millions (note 9)
281
281 275 280
281
281 275 280
Net asset value - cents per share
8,072
7,733 7,030 7,607
1,150
1,060 984 1,087
Total equity
22,678
21,716 19,343 21,331
3,232
2,977 2,707 3,047
Intangible assets
(3,041)
(3,073) (2,873) (2,909)
(433)
(421) (402) (415)
19,637
18,643 16,470 18,422
2,799
2,556 2,305 2,632
Number of ordinary shares in issue - millions (note 9)
281
281 275 280
281
281 275 280
Net tangible asset value - cents per share
6,989
6,638 5,985 6,569
996
910 838 939
K
Net debt
Borrowings - long-term portion
9,293
9,010 9,375 9,963
1,325
1,235 1,312 1,423
Borrowings - short-term portion
2,056
1,725 465 413
293
236 65 59
Total borrowings
11,349
10,735 9,840 10,376
1,618
1,471 1,377 1,482
Cash and cash equivalents
(2,792)
(2,919) (2,450) (3,467)
(398)
(400) (343) (495)
Net debt
8,557
7,816 7,390 6,909
1,220
1,071 1,034 987
Rounding of figures may results in computational discrepancies.
SA Rand million US Dollar million
SA Rand million / Metric
Six months ended
US Dollar million / Imperial
Quarter ended
Quarter ended
Six months ended

Development
for the quarter ended 30 June 2007
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa
Vaal reef
2,288 256 105.9 34.28 3,630 2.16 175.74
Kopanang
Vaal reef
6,083 454 17.6 99.09 1,744 4.86 91.43
Tau Lekoa
Ventersdorp Contact reef
2,224 220 118.3 5.01 593 0.11 13.92
Moab Khotsong
Vaal reef
3,806 274 136.6 17.65 2,411 0.84 115.04
WEST WITS
TauTona
Ventersdorp Contact reef
203 - - - - - -
Carbon Leader reef
2,877 78 14.2 149.08 2,117 1.73 24.03
Savuka
Carbon Leader reef
482 - - - - - -
Mponeng
Ventersdorp Contact reef
4,604 728 93.5 20.29 1,897 - -
AUSTRALIA
Sunrise Dam
847 847 - 3.32 - - -
BRAZIL
AngloGold Ashanti Brasil Mineração
Mine de Cuiabá
1,298 38 87.0 2.83 - - -
Córrego do Sitio 729 205 - 5.71 - - -
Lamego 798 137 70.0 2.30 - - -
Serra Grande
Mina Ill
771 112 100.0 7.20 - - -
Mina Nova 129 - - - - - -
GHANA
Obuasi
6,409 2,172 400.0 * 7.52 3,008 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa
Vaal reef
7,506 840 41.7 1.00 3.47 4.32 15.01
Kopanang
Vaal reef
19,958 1,490 6.9 2.89 1.67 9.72 5.61
Tau Lekoa
Ventersdorp Contact reef
7,297 722 46.6 0.15 0.57 0.22 0.85
Moab Khotsong
Vaal reef
12,486 899 53.8 0.51 2.31 1.68 7.53
WEST WITS
TauTona
Ventersdorp Contact reef
665 - - - - - -
Carbon Leader reef 9,438 256 5.6 4.35 2.03 3.46 1.61
Savuka
Carbon Leader reef
1,580 - - - - - -
Mponeng
Ventersdorp Contact reef
15,106 2,388 36.8 0.59 1.82 - -
AUSTRALIA
Sunrise Dam
2,779 2,779 - 0.10 - - -
BRAZIL
AngloGold Ashanti Brasil Mineração
Mina de Cuiabá
4,258 123 34.3 - - - -
Córrego do Sitio 2,390 671 - - - - -
Lamego 2,618 449 27.6 - - - -
Serra Grande
Mina Ill
2,530 367 39.4 - - - -
Mina Nova 423 - - - - - -
GHANA
Obuasi
21,026 7,124 157.5 * 0.22 - - -
* Average ore body width
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SA Rand / US Dollar
SOUTH AFRICA
540
473
472
1,013
76
66
73
142
Vaal River
Great Noligwa
59 52 56 111 8 7 9 16
Kopanang 84 81 52 165 12 11 8 23
Moab Khotsong 143 111 138 254 20 15 21 36
Tau Lekoa 23 20 13 43 3 3 2 6
Surface Operations 2 1 22 3 - - 3 -
West Wits
Mponeng
105 102 69 207 15 14 11 29
Savuka 13 8 4 22 2 1 1 3
TauTona 111 98 118 209 16 14 18 29
ARGENTINA
30
24
12
55
4
3
2
8
Cerro Vanguardia - Attributable 92.50% 28 22 11 51 4 3 2 7
Minorities and exploration 2 2 1 4 - - - 1
AUSTRALIA
543
343
66
885
77
47
10
124
Sunrise Dam 45 41 41 86 6 6 6 12
Boddington 493 296 24 788 69 41 4 110
Exploration 5 6 1 11 2 - - 2
BRAZIL
268
264
309
532
38
37
48
75
AngloGold Ashanti Brasil Mineração 217 234 277 451 31 32 43 63
Serra Grande - Attributable 50% 24 14 15 38 3 2 2 5
Minorities, exploration and other 27 16 17 43 4 3 3 7
GHANA
232
192
161
423
33
27
25
59
Iduapriem - Attributable 85% 28 8 3 36 4 1 - 5
Obuasi 198 182 156 380 28 25 24 53
Minorities and exploration 6 2 2 7 1 1 1 1
GUINEA
38
14
28
52
5
2
4
7
Siguiri - Attributable 85% 32 12 24 44 5 2 4 6
Minorities and exploration 6 2 4 8 - - - 1
MALI
13
12
10
25
2
2
2
3
Morila - Attributable 40% 1 1 1 2 - - - -
Sadiola - Attributable 38% 6 6 7 12 1 1 1 2
Yatela - Attributable 40% 5 5 1 10 1 1 - 1
NAMIBIA
6
3
5
8
1
-
1
1
Navachab 6 3 5 8 1 - 1 1
TANZANIA
34
25
84
59
5
3
13
8
Geita 34 25 84 59 5 3 13 8
USA
26
48
16
74
4
7
2
10
Cripple Creek & Victor J.V. 26 47 16 74 4 7 2 10
OTHER
250
19
5
270
34
3
1
39
ANGLOGOLD ASHANTI
1,979
1,417
1,168
3,396
279
196
181
476
Rounding of figures may results in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
Metric
SOUTH AFRICA
18,083
17,626
20,150
35,708
Vaal River
Great Noligwa
7.67
8.41
8.11
8.02
3,876
3,863
4,767
7,739
Kopanang
6.48
6.77
7.19
6.62
3,156
2,989
3,561
6,145
Moab Khotsong
6.68
8.16
6.83
7.39
392
439
338
832
Tau Lekoa
3.19
3.70
3.61
3.44
1,223
1,325
1,289
2,548
Surface Operations
0.52
0.50
0.50
0.51
1,030
1,023
970
2,053
West Wits
Mponeng
9.65
9.56
10.38
9.61
4,778
4,435
4,853
9,212
Savuka
6.81
7.01
7.17
6.91
552
571
653
1,123
TauTona
2
9.39
9.99
9.70
9.68
3,075
2,981
3,718
6,056
ARGENTINA
1,569
1,603
2,004
3,172
Cerro Vanguardia - Attributable 92.50%
6.61
7.25
8.92
6.92
1,569
1,603
2,004
3,172
AUSTRALIA
4,631
4,605
3,516
9,236
Sunrise Dam
3
4.86
4.63
3.27
4.73
4,631
4,605
3,516
9,236
BRAZIL
3,006
2,801
2,526
5,808
AngloGold Ashanti Brasil Mineração
2
6.80
7.71
7.45
7.22
2,264
2,064
1,766
4,328
Serra Grande - Attributable 50%
7.19
7.31
7.50
7.25
742
738
760
1,480
GHANA
4,198
3,975
4,552
8,173
Bibiani
-
-
0.47
-
-
-
274
-
Iduapriem - Attributable 85%
1.78
1.87
1.77
1.81
1,347
848
1,265
2,195
Obuasi
2
4.16
4.83
4.33
4.49
2,851
3,127
3,013
5,978
GUINEA
1,992
2,270
1,826
4,262
Siguiri
3
- Attributable 85%
1.01
1.06
1.16
1.04
1,992
2,270
1,826
4,262
MALI
3,164
3,354
4,533
6,518
Morila - Attributable 40%
2.57
3.04
4.22
2.81
1,080
1,284
1,684
2,365
Sadiola - Attributable 38%
2.63
2.50
3.50
2.56
1,048
977
1,607
2,025
Yatela
4
- Attributable 40%
5.14
3.25
4.92
4.27
1,036
1,093
1,242
2,129
NAMIBIA
621
614
684
1,235
Navachab
1.55
1.47
1.95
1.51
621
614
684
1,235
TANZANIA
2,553
2,412
2,203
4,965
Geita
2.21
1.80
1.50
1.99
2,553
2,412
2,203
4,965
USA
2,142
1,980
2,030
4,122
Cripple Creek & Victor J.V.
4
0.50
0.56
0.54
0.53
2,142
1,980
2,030
4,122
ANGLOGOLD ASHANTI
41,958
41,239
44,024
83,198
Underground Operations
6.70
7.22
7.24
6.95
22,817
22,296
24,379
45,113
Surface and Dump Reclamation
0.53
0.52
0.50
0.52
1,680
1,694
1,663
3,374
Open-pit Operations
2.29
2.25
2.26
2.27
14,033
14,083
14,415
28,117
Heap Leach Operations
1
0.82
0.73
0.80
0.78
3,428
3,167
3,567
6,595
41,958
41,239
44,024
83,198
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
Rounding of figures may results in computational discrepancies.
3 The yield of Sunrise Dam and Siguiri represents open-pit operations.
Yield - g/t
Gold produced - kg
1 The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
2 The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
Metric
SOUTH AFRICA
229
228
264
228
17,835
17,537
19,488
35,372
Vaal River
Great Noligwa
190 193 242 192 3,836 3,865 4,606 7,702
Kopanang 208 199 227 203 3,106 3,007 3,452 6,113
Moab Khotsong 110 147 128 127 393 434 328 827
Tau Lekoa 148 161 152 155 1,215 1,315 1,253 2,531
Surface Operations 1,518 1,513 1,263 1,515 1,025 1,022 928 2,046
West Wits
Mponeng
316 300 349 308 4,702 4,385 4,692 9,087
Savuka 172 177 207 175 545 563 646 1,108
TauTona 244 238 308 241 3,012 2,946 3,584 5,959
ARGENTINA
782
819
1,145
800
1,533
1,605
2,122
3,138
Cerro Vanguardia-Attributable 92.50% 782 819 1,145 800 1,533 1,605 2,122 3,138
AUSTRALIA
3,958
3,987
2,646
3,972
4,227
4,522
3,496
8,749
Sunrise Dam 4,356 4,353 3,031 4,355 4,227 4,522 3,496 8,749
BRAZIL
600
583
596
591
2,898
3,025
2,551
5,923
AngloGold Ashanti Brasil Mineração 541 517 511 529 2,146 2,171 1,750 4,317
Serra Grande - Attributable 50% 898 904 971 901 752 855 801 1,606
GHANA
234
227
224
230
4,089
3,886
4,024
7,975
Bibiani - - 572 - - - 221 -
Iduapriem - Attributable 85% 614 391 611 503 1,308 848 1,130 2,156
Obuasi 181 204 169 192 2,781 3,038 2,673 5,819
GUINEA
474
570
447
521
1,944
2,280
1,826
4,225
Siguiri - Attributable 85% 474 570 447 521 1,944 2,280 1,826 4,225
MALI
857
914
1,457
885
3,139
3,714
4,177
6,853
Morila - Attributable 40% 714 855 1,270 785 1,057 1,333 1,520 2,390
Sadiola - Attributable 38% 745 684 1,508 714 1,086 1,180 1,542 2,266
Yatela - Attributable 40% 1,335 1,481 1,723 1,406 996 1,201 1,115 2,197
NAMIBIA
621
629
747
625
641
675
629
1,316
Navachab 621 629 747 625 641 675 629 1,316
TANZANIA
433
373
381
402
2,340
2,421
2,100
4,761
Geita 433 373 381 402 2,340 2,421 2,100 4,761
USA
2,511
1,729
2,069
2,063
2,015
1,892
2,009
3,906
Cripple Creek & Victor J.V. 2,511 1,729 2,069 2,063 2,015 1,892 2,009 3,906
ANGLOGOLD ASHANTI
339
337
360
338
40,661
41,558
42,424
82,219
Rounding of figures may results in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SA Rand / Metric
SOUTH AFRICA
71,551
72,979
59,200
72,255
95,830
95,214
78,854
95,526
Vaal River
Great Noligwa
72,747 84,059 57,253 78,393 96,266 105,277 73,661 100,764
Kopanang 66,677 69,223 60,958 67,916 85,412 88,284 74,306 86,809
Moab Khotsong 157,986 134,175 137,630 145,412 248,698 214,596 224,472 230,688
Tau Lekoa 106,673 100,102 92,719 103,256 142,841 134,273 124,569 138,385
Surface Operations 67,662 58,471 55,290 63,082 74,591 65,161 62,634 69,892
West Wits
Mponeng
56,082 59,318 47,250 57,640 74,592 76,284 68,188 75,406
Savuka 97,989 82,550 73,967 90,141 119,954 96,912 83,203 108,242
TauTona 70,629 64,782 55,276 67,751 103,544 92,322 78,155 98,020
ARGENTINA
58,958
44,393
39,959
51,598
86,380
72,520
61,167
79,376
Cerro Vanguardia-Attributable 92.50% 57,982 43,657 39,447 50,743 85,258 71,635 60,527 78,374
AUSTRALIA
69,059
71,638
58,720
70,345
89,157
89,294
74,505
89,225
Sunrise Dam 67,115 69,550 56,683 68,329 86,776 86,907 72,706 86,841
BRAZIL
62,192
55,775
44,052
59,097
83,305
71,110
56,398
77,423
AngloGold Ashanti Brasil Mineração 56,661 48,230 39,397 52,641 78,469 62,290 51,862 70,754
Serra Grande - Attributable 50% 59,638 54,131 42,580 56,893 78,631 73,030 54,514 75,839
GHANA
91,197
95,247
85,107
93,167
120,089
126,514
118,571
123,214
Bibiani - - 85,963 - - - 117,938 -
Iduapriem - Attributable 85% 66,628 106,413 84,886 82,004 84,760 122,137 110,484 99,206
Obuasi 102,805 92,224 85,122 97,267 136,780 127,711 122,025 132,031
GUINEA
113,624
96,653
83,876
104,585
137,738
122,100
109,149
129,409
Siguiri - Attributable 85% 113,624 96,653 83,876 104,585 137,738 122,100 109,149 129,409
MALI
75,848
73,848
48,372
74,819
86,817
88,643
63,691
87,757
Morila - Attributable 40% 93,093 83,011 51,803 87,617 110,034 100,339 66,241 104,768
Sadiola - Attributable 38% 91,710 100,845 52,888 96,118 99,421 108,523 69,219 103,813
Yatela - Attributable 40% 52,961 49,942 48,496 51,411 60,858 67,995 63,636 64,522
NAMIBIA
79,443
85,460
57,763
82,434
95,850
101,693
75,514
98,754
Navachab 79,443 85,460 57,763 82,434 95,850 101,693 75,514 98,754
TANZANIA
76,486
103,153
105,814
89,438
110,139
133,407
128,519
121,440
Geita 76,486 103,153 105,814 89,438 110,139 133,407 128,519 121,440
USA
59,984
58,297
52,062
59,174
81,778
81,519
76,599
81,654
Cripple Creek & Victor J.V. 56,679 56,156 49,987 56,428 78,462 79,372 74,525 78,899
ANGLOGOLD ASHANTI
75,724
76,991
63,276
76,406
99,734
99,905
85,168
99,872
Rounding of figures may results in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SOUTH AFRICA
1,164
1,180
1,520
2,344
741
800
1,145
1,541
Vaal River
Great Noligwa
245
218
367
462
158
140
295
298
Kopanang
217
212
265
429
161
157
222
318
Moab Khotsong
(9)
3
-
(5)
(44)
(32)
(29)
(75)
Tau Lekoa
37
54
54
91
(6)
10
16
4
Surface Operations
71
84
76
155
64
77
69
141
West Wits
Mponeng
378
353
423
731
293
280
324
573
Savuka
22
33
40
54
10
25
34
35
TauTona
204
223
294
427
105
143
213
248
ARGENTINA
143
154
168
296
97
105
123
202
Cerro Vanguardia-Attributable 92.50%
133
143
157
277
91
99
115
190
Minorities and exploration
10
11
11
19
6
6
8
12
AUSTRALIA
301
311
298
611
212
232
242
444
Sunrise Dam
301
311
298
611
212
232
242
444
BRAZIL
302
311
264
612
225
254
225
479
AngloGold Ashanti Brasil Mineração
187
178
156
364
138
149
134
287
Serra Grande - Attributable 50%
59
71
48
130
45
57
39
102
Minorities and exploration
56
62
60
118
42
48
52
90
GHANA
207
181
100
388
87
62
(43)
149
Bibiani
-
-
11
-
-
-
4
-
Iduapriem - Attributable 85%
89
32
30
121
65
19
-
83
Obuasi
103
141
48
245
10
38
(56)
48
Minorities and exploration
15
8
11
22
12
5
9
18
GUINEA
62
114
77
176
7
49
27
56
Siguiri - Attributable 85%
48
94
59
142
1
36
16
37
Minorities and exploration
14
20
18
34
6
13
11
19
MALI
180
231
336
411
147
183
268
330
Morila - Attributable 40%
47
77
121
124
30
55
97
85
Sadiola - Attributable 38%
49
50
117
99
41
43
91
84
Yatela - Attributable 40%
84
104
98
188
76
85
80
162
NAMIBIA
36
39
50
75
26
29
37
55
Navachab
36
39
50
75
26
29
37
55
TANZANIA
167
60
68
227
81
(13)
19
68
Geita
167
60
68
227
81
(13)
19
68
USA
164
164
64
327
111
107
(33)
218
Cripple Creek & Victor J.V.
164
164
64
327
111
107
(33)
218
OTHER
(26)
42
(8)
21
(46)
24
(22)
(22)
ANGLOGOLD ASHANTI
2,700
2,788
2,937
5,488
1,688
1,832
1,988
3,520
Rounding of figures may results in computational discrepancies.
SA Rand
Cash gross profit (loss) - Rm
1
Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm
1
Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
Imperial
SOUTH AFRICA
581
567
648
1,148
Vaal River
Great Noligwa
0.224
0.245
0.236
0.234
125
124
153
249
Kopanang
0.189
0.197
0.210
0.193
101
96
114
198
Moab Khotsong
0.195
0.238
0.199
0.215
13
14
11
27
Tau Lekoa
0.093
0.108
0.105
0.100
39
43
41
82
Surface Operations
0.015
0.015
0.015
0.015
33
33
31
66
West Wits
Mponeng
0.282
0.279
0.303
0.280
154
143
156
296
Savuka
0.199
0.204
0.209
0.202
18
18
21
36
TauTona
2
0.274
0.291
0.283
0.282
99
96
120
195
ARGENTINA
50
52
64
102
Cerro Vanguardia-Attributable 92.50%
0.193
0.211
0.260
0.202
50
52
64
102
AUSTRALIA
149
148
113
297
Sunrise Dam
3
0.142
0.135
0.095
0.138
149
148
113
297
BRAZIL
97
90
81
187
AngloGold Ashanti Brasil Mineração
2
0.198
0.225
0.217
0.211
73
66
57
139
Serra Grande - Attributable 50%
0.210
0.213
0.219
0.211
24
24
24
48
GHANA
135
128
146
263
Bibiani
-
-
0.014
-
-
-
9
-
Iduapriem - Attributable 85%
0.052
0.055
0.052
0.053
43
27
41
71
Obuasi
2
0.121
0.141
0.126
0.131
92
101
97
192
GUINEA
64
73
59
137
Siguiri
3
- Attributable 85%
0.029
0.031
0.034
0.030
64
73
59
137
MALI
102
108
146
210
Morila - Attributable 40%
0.075
0.089
0.123
0.082
35
41
54
76
Sadiola - Attributable 38%
0.077
0.073
0.102
0.075
34
31
52
65
Yatela
4
- Attributable 40%
0.150
0.095
0.143
0.125
33
35
40
68
NAMIBIA
20
20
22
40
Navachab
0.045
0.043
0.057
0.044
20
20
22
40
TANZANIA
82
78
71
160
Geita
0.065
0.053
0.044
0.058
82
78
71
160
USA
69
64
65
133
Cripple Creek & Victor J.V.
4
0.015
0.016
0.016
0.015
69
64
65
133
ANGLOGOLD ASHANTI
1,349
1,326
1,415
2,675
Undergound operations
0.195
0.211
0.211
0.203
734
717
784
1,451
Surface and Dump Reclamation
0.015
0.015
0.015
0.015
54
54
53
108
Open-pit Operations
0.067
0.066
0.066
0.066
451
453
463
904
Heap leach Operations
1
0.024
0.021
0.023
0.023
110
102
115
212
1,349
1,326
1,415
2,675
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
Rounding of figures may results in computational discrepancies.
3
The yield of Sunrise Dam and Siguiri represents open-pit operations.
Yield - oz/t
Gold produced - oz (000)
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
2
The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
Imperial
SOUTH AFRICA
7.36
7.32
8.47
7.34
573
564
627
1,137
Vaal River
Great Noligwa
6.11 6.20 7.77 6.16 123 124 148 248
Kopanang 6.68 6.40 7.30 6.54 100 97 111 197
Moab Khotsong 3.52 4.72 4.10 4.07 13 14 11 27
Tau Lekoa 4.77 5.19 4.88 4.98 39 42 40 81
Surface Operations 48.80 48.63 40.60 48.72 33 33 30 66
West Wits
Mponeng
10.17 9.64 11.21 9.91 151 141 151 292
Savuka 5.54 5.69 6.67 5.62 18 18 21 36
TauTona 7.86 7.65 9.91 7.75 97 95 115 192
ARGENTINA
25.13
26.34
36.82
25.73
49
52
68
101
Cerro Vanguardia - Attributable 92.50% 25.13 26.34 36.82 25.73 49 52 68 101
AUSTRALIA
127.25
128.19
85.06
127.72
136
145
112
281
Sunrise Dam 140.06 139.95 97.45 140.00 136 145 112 281
BRAZIL
19.28
18.74
19.16
19.01
93
97
82
190
AngloGold Ashanti Brasil Mineração 17.38 16.63 16.43 17.01 69 70 56 139
Serra Grande - Attributable 50% 28.87 29.05 31.23 28.96 24 27 26 52
GHANA
7.52
7.29
7.19
7.41
131
125
129
256
Bibiani - - 18.38 - - - 7 -
Iduapriem - Attributable 85% 19.73 12.58 19.64 16.18 42 27 36 69
Obuasi 5.82 6.55 5.44 6.18 89 98 86 187
GUINEA
15.23
18.33
14.37
16.74
63
73
59
136
Siguiri - Attributable 85% 15.23 18.33 14.37 16.74 63 73 59 136
MALI
27.54
29.39
46.83
28.46
101
119
134
220
Morila - Attributable 40% 22.97 27.49 40.84 25.22 34 43 49 77
Sadiola - Attributable 38% 23.96 21.98 48.50 22.96 35 38 50 73
Yatela - Attributable 40% 42.92 47.60 55.40 45.20 32 39 36 71
NAMIBIA
19.96
20.24
24.00
20.10
21
22
20
42
Navachab 19.96 20.24 24.00 20.10 21 22 20 42
TANZANIA
13.92
12.00
12.26
12.92
75
78
68
153
Geita 13.92 12.00 12.26 12.92 75 78 68 153
USA
80.72
55.60
66.53
66.33
65
61
65
126
Cripple Creek & Victor J.V. 80.72 55.60 66.53 66.33 65 61 65 126
ANGLOGOLD ASHANTI
10.89
10.84
11.58
10.86
1,307
1,336
1,364
2,643
Rounding of figures may results in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
US Dollar / Imperial
SOUTH AFRICA
315
314
286
315
422
410
381
416
Vaal River
Great Noligwa
320 362 277 341 423 453 356 438
Kopanang 294 298 295 296 376 380 359 378
Moab Khotsong 695 577 666 632 1,094 923 1,084 1,004
Tau Lekoa 469 431 447 449 629 578 601 602
Surface Operations 298 252 267 275 328 280 303 305
West Wits
Mponeng
247 256 229 251 328 329 330 328
Savuka 431 355 359 393 528 417 401 471
TauTona 311 279 267 295 456 398 377 427
ARGENTINA
260
192
190
225
381
313
292
346
Cerro Vanguardia-Attributable 92.50% 256 188 188 222 376 309 289 342
AUSTRALIA
304
308
282
306
392
384
359
388
Sunrise Dam 295 299 273 297 382 374 350 378
BRAZIL
274
240
213
257
366
306
272
337
AngloGold Ashanti Brasil Mineração 249 207 190 229 345 268 249 308
Serra Grande - Attributable 50% 263 233 206 248 346 314 263 330
GHANA
401
410
407
405
528
545
568
536
Bibiani - - 412 - - - 569 -
Iduapriem - Attributable 85% 293 459 408 357 372 526 532 432
Obuasi 452 397 406 423 601 550 583 575
GUINEA
500
416
403
455
607
526
524
563
Siguiri - Attributable 85% 500 416 403 455 607 526 524 563
MALI
334
318
232
326
382
382
305
382
Morila - Attributable 40% 410 358 249 381 484 432 318 456
Sadiola - Attributable 38% 404 434 255 418 438 467 332 452
Yatela - Attributable 40% 232 216 232 224 267 294 305 281
NAMIBIA
349
368
279
358
421
438
364
429
Navachab 349 368 279 358 421 438 364 429
TANZANIA
337
447
507
390
485
577
617
530
Geita 337 447 507 390 485 577 617 530
USA
264
251
252
258
360
351
369
355
Cripple Creek & Victor J.V. 249 242 242 246 345 342 360 343
ANGLOGOLD ASHANTI
333
332
305
333
439
430
410
435
Rounding of figures may results in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SOUTH AFRICA
165
163
232
328
105
110
174
215
Vaal River
Great Noligwa
35
30
56
65
22
19
45
42
Kopanang
31
29
40
60
23
22
34
44
Moab Khotsong
(1)
-
-
(1)
(6)
(4)
(5)
(11)
Tau Lekoa
5
7
8
13
(1)
1
2
-
Surface Operations
10
12
12
22
9
11
11
20
West Wits
Mponeng
53
49
65
102
41
39
50
80
Savuka
3
5
6
8
1
3
5
5
TauTona 29
31
45
60
15
20
32
35
ARGENTINA
20
21
26
41
14
15
19
28
Cerro Vanguardia-Attributable 92.50%
19
20
24
39
13
14
18
26
Minorities and exploration
1
1
2
2
1
1
1
2
AUSTRALIA
42
43
46
85
30
32
37
62
Sunrise Dam
42
43
46
85
30
32
37
62
BRAZIL
43
43
41
86
32
35
35
67
AngloGold Ashanti Brasil Mineração
26
25
24
51
19
21
21
40
Serra Grande - Attributable 50%
8
10
8
18
6
8
6
14
Minorities and exploration
9
8
9
17
7
6
8
13
GHANA
29
25
15
54
12
9
(7)
21
Bibiani
-
-
2
-
-
-
1
-
Iduapriem - Attributable 85%
13
4
5
17
9
3
-
12
Obuasi
15
20
7
34
1
5
(9)
7
Minorities and exploration
1
1
1
3
2
1
1
2
GUINEA
9
16
12
25
1
7
4
8
Siguiri - Attributable 85%
7
13
9
20
-
5
2
5
Minorities and exploration
2
3
3
5
1
2
2
3
MALI
26
32
52
57
21
25
41
46
Morila - Attributable 40%
7
11
19
17
4
8
15
12
Sadiola - Attributable 38%
7
7
18
14
6
6
14
12
Yatela - Attributable 40%
12
14
15
26
11
12
12
23
NAMIBIA
5
5
8
11
4
4
6
8
Navachab
5
5
8
11
4
4
6
8
TANZANIA
24
8
10
32
11
(2)
3
9
Geita
24
8
10
32
11
(2)
3
9
USA
23
23
10
46
16
15
(5)
31
Cripple Creek & Victor J.V.
23
23
10
46
16
15
(5)
31
OTHER
(4)
6
(1)
3
(7)
3
(2)
(3)
ANGLOGOLD ASHANTI
382
385
452
767
239
253
305
492
Rounding of figures may results in computational discrepancies.
US Dollar
Cash gross profit (loss) - $m
1
Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts - $m
1
Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
91 81 97 172 982 867 1,047 1,849
Milled - 000 tonnes / - 000 tons 505 459 588 965 557 506 648 1,063
Yield - g/t / - oz/t 7.67 8.41 8.11 8.02 0.224 0.245 0.236 0.234
Gold produced - kg / - oz (000) 3,876 3,863 4,767 7,739 125 124 153 249
Gold sold - kg / oz (000) 3,836 3,865 4,606 7,702 123 124 148 248
Price received - R/kg / - $/oz - sold 137,340 141,089 137,145 139,221 605 606 655 605
Total cash costs - R / - $ - ton milled 558 707 464 629 72 89 66 80
- R/kg / - $/oz - produced 72,747 84,059 57,253 78,393 320 362 277 341
Total production costs - R/kg / - $/oz - produced 96,266 105,277 73,661 100,764 423 453 356 438
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 228 226 283 227 7.32 7.26 9.11 7.29
Actual - g / - oz 190 193 242 192 6.11 6.20 7.77 6.16
Target
- m
2
/ - ft
2
4.99 4.90 5.65 4.94 53.69 52.74 60.81 53.22
Actual
- m
2
/ - ft
2
4.47 4.02 4.93 4.25 48.15 43.30 53.10 45.75
FINANCIAL RESULTS (MILLION)
Gold income
450 588 518 1,038 64 81 80 145
Cost of sales 369 406 336 775 52 56 52 108
Cash operating costs 281 324 270 604 40 45 42 84
Other cash costs 1 1 3 2 - - - -
Total cash costs 282 325 273 607 40 45 42 85
Retrenchment costs 3 3 4 5 - - 1 1
Rehabilitation and other non-cash costs 2 1 2 3 - - - -
Production costs 287 329 279 615 41 45 43 86
Amortisation of tangible assets 87 78 72 165 12 11 11 23
Inventory change (4) (1) (15) (5) (1) - (3) (1)
81 182 182 263 12 25 28 37
Realised non-hedge derivatives 77 (42) 113 34 11 (6) 17 5
158 140 295 298 22 19 45 42
Capital expenditure 59 52 56 111 8 7 9 16
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
115 114 119 229 1,235 1,229 1,281 2,464
Milled - 000 tonnes / - 000 tons 487 442 495 929 537 487 546 1,024
Yield - g/t / - oz/t 6.48 6.77 7.19 6.62 0.189 0.197 0.210 0.193
Gold produced - kg / - oz (000) 3,156 2,989 3,561 6,145 101 96 114 198
Gold sold - kg / oz (000) 3,106 3,007 3,452 6,113 100 97 111 197
Price received - R/kg / - $/oz - sold 137,249 139,978 137,101 138,591 604 602 654 603
Total cash costs - R / - $ - ton milled 432 468 438 449 55 59 62 57
- R/kg / - $/oz - produced 66,677 69,223 60,958 67,916 294 298 295 296
Total production costs - R/kg / - $/oz - produced 85,412 88,284 74,306 86,809 376 380 359 378
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 239 239 241 239 7.69 7.69 7.74 7.69
Actual - g / - oz 208 199 227 203 6.68 6.40 7.30 6.54
Target
- m
2
/ - ft
2
7.70 7.69 7.79 7.69 82.83 82.76 83.83 82.80
Actual
- m
2
/ - ft
2
7.55 7.61 7.59 7.58 81.25 81.93 81.65 81.59
FINANCIAL RESULTS (MILLION)
Gold income
366 454 388 820 52 63 60 115
Cost of sales 265 264 251 530 38 37 39 74
Cash operating costs 209 206 215 415 30 29 33 58
Other cash costs 1 1 2 2 - - - -
Total cash costs 210 207 217 417 30 29 34 58
Retrenchment costs 2 1 3 3 - - - -
Rehabilitation and other non-cash costs 2 1 2 3 - - - -
Production costs 214 209 221 422 30 29 34 59
Amortisation of tangible assets 56 55 43 111 8 8 7 16
Inventory change (4) - (13) (4) (1) - (2) (1)
101 190 137 291 14 26 21 41
Realised non-hedge derivatives 60 (33) 85 27 9 (5) 13 4
161 157 222 318 23 22 34 44
Capital expenditure 84 81 52 165 12 11 8 23
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
7 7 7 14 76 71 79 147
Milled - 000 tonnes / - 000 tons 59 54 50 113 65 59 55 124
Yield - g/t / - oz/t 6.68 8.16 6.83 7.39 0.195 0.238 0.199 0.215
Gold produced - kg / - oz (000) 392 439 338 832 13 14 11 27
Gold sold - kg / - oz (000) 393 434 328 827 13 14 11 27
Price received - R/kg / - $/oz - sold 137,535 141,827 137,614 139,787 605 609 655 607
Total cash costs - R / - $ - ton milled 1,055 1,095 940 1,074 135 137 133 136
- R/kg / - $/oz - produced 157,986 134,175 137,630 145,412 695 577 666 632
Total production costs - R/kg / - $/oz - produced 248,698 214,596 224,472 230,688 1,094 923 1,084 1,004
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 124 104 120 114 3.98 3.35 3.87 3.68
Actual - g / - oz 110 147 128 127 3.52 4.72 4.10 4.07
Target
- m
2
/ - ft
2
2.70 2.63 2.73 2.67 29.08 28.28 29.42 28.70
Actual
- m
2
/ - ft
2
1.97 2.21 2.78 2.08 21.20 23.81 29.94 22.39
FINANCIAL RESULTS (MILLION)
Gold income
45 66 37 111 6 9 6 15
Cost of sales 98 93 74 191 14 13 11 27
Cash operating costs 62 59 46 120 9 8 7 17
Other cash costs - - - 1 - - - -
Total cash costs 62 59 47 121 9 8 7 17
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 63 59 47 122 9 8 7 17
Amortisation of tangible assets 35 35 29 70 5 5 4 10
Inventory change - (1) (2) (1) - - - -
(53) (28) (37) (80) (7) (4) (6) (11)
Realised non-hedge derivatives 9 (4) 8 5 1 (1) 1 1
(44) (32) (29) (75) (6) (4) (5) (11)
Capital expenditure 143 111 138 254 20 15 21 36
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
70 69 65 139 753 742 697 1,495
Milled - 000 tonnes / - 000 tons 384 358 357 742 423 394 394 818
Yield - g/t / - oz/t 3.19 3.70 3.61 3.44 0.093 0.108 0.105 0.100
Gold produced - kg / - oz (000) 1,223 1,325 1,289 2,548 39 43 41 82
Gold sold - kg / oz (000) 1,215 1,315 1,253 2,531 39 42 40 81
Price received - R/kg / - $/oz - sold 137,671 141,315 136,170 139,565 606 607 653 606
Total cash costs - R / - $ - ton milled 340 371 335 355 44 47 47 45
- R/kg / - $/oz - produced 106,673 100,102 92,719 103,256 469 431 447 449
Total production costs - R/kg / - $/oz - produced 142,841 134,273 124,569 138,385 629 578 601 602
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 162 161 123 161 5.21 5.18 3.96 5.19
Actual - g / - oz 148 161 152 155 4.77 5.19 4.88 4.98
Target
- m
2
/ - ft
2
8.73 8.66 5.54 8.69 93.98 93.19 59.65 93.58
Actual
- m
2
/ - ft
2
8.49 8.39 7.63 8.44 91.41 90.35 82.11 90.88
FINANCIAL RESULTS (MILLION)
Gold income
141 199 140 340 20 28 22 47
Cost of sales 173 176 154 349 25 24 24 49
Cash operating costs 130 132 119 262 18 18 18 37
Other cash costs 1 - 1 1 - - - -
Total cash costs 130 133 120 263 18 18 19 37
Retrenchment costs 1 1 2 2 - - - -
Rehabilitation and other non-cash costs - - 1 - - - - -
Production costs 132 134 123 265 19 18 19 37
Amortisation of tangible assets 43 44 38 87 6 6 6 12
Inventory change (1) (2) (6) (3) - - (1) -
(32) 23 (14) (9) (5) 3 (2) (1)
Realised non-hedge derivatives 27 (13) 30 13 4 (2) 5 2
(6) 10 16 4 (1) 1 2 -
Capital expenditure 23 20 13 43 3 3 2 6
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,969 2,045 1,952 4,014 2,170 2,254 2,151 4,424
Yield - g/t / - oz/t 0.52 0.50 0.50 0.51 0.015 0.015 0.015 0.015
Gold produced - kg / - oz (000) 1,030 1,023 970 2,053 33 33 31 66
Gold sold - kg / - oz (000) 1,025 1,022 928 2,046 33 33 30 66
Price received - R/kg / - $/oz - sold 137,048 140,395 137,624 138,719 603 604 659 604
Total cash costs - R / - $ - ton milled 35 29 27 32 5 4 4 4
- R/kg / - $/oz - produced 67,662 58,471 55,290 63,082 298 252 267 275
Total production costs - R/kg / - $/oz - produced 74,591 65,161 62,634 69,892 328 280 303 305
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,324 1,285 1,166 1,304 42.55 41.31 37.49 41.93
Actual - g / - oz 1,518 1,513 1,263 1,515 48.80 48.63 40.60 48.72
FINANCIAL RESULTS (MILLION)
Gold income
117 153 105 270 17 21 16 38
Cost of sales 76 66 58 143 11 9 9 20
Cash operating costs 70 60 54 130 10 8 8 18
Other cash costs - - - - - - - -
Total cash costs 70 60 54 130 10 8 8 18
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 70 60 54 130 10 8 8 18
Amortisation of tangible assets 7 7 7 14 1 1 1 2
Inventory change (1) - (2) (1) - - - -
41 87 46 128 6 12 7 18
Realised non-hedge derivatives 24 (10) 23 14 3 (1) 3 2
64 77 69 141 9 11 11 20
Capital expenditure 2 1 22 3 - - 3 -
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
93 87 92 180 1,002 937 993 1,939
Milled - 000 tonnes / - 000 tons 495 464 468 959 546 511 515 1,057
Yield - g/t / - oz/t 9.65 9.56 10.38 9.61 0.282 0.279 0.303 0.280
Gold produced - kg / - oz (000) 4,778 4,435 4,853 9,212 154 143 156 296
Gold sold - kg / - oz (000) 4,702 4,385 4,692 9,087 151 141 151 292
Price received - R/kg / - $/oz - sold 136,896 140,370 136,127 138,572 603 604 651 603
Total cash costs - R / - $ - ton milled 541 567 490 554 69 71 69 70
- R/kg / - $/oz - produced 56,082 59,318 47,250 57,640 247 256 229 251
Total production costs - R/kg / - $/oz - produced 74,592 76,284 68,188 75,406 328 329 330 328
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 268 266 294 267 8.61 8.57 9.46 8.59
Actual - g / - oz 316 300 349 308 10.17 9.64 11.21 9.91
Target
- m
2
/ - ft
2
5.64 5.36 6.21 5.50 60.67 57.67 66.81 59.17
Actual
- m
2
/ - ft
2
6.17 5.89 6.62 6.03 66.37 63.39 71.30 64.89
FINANCIAL RESULTS (MILLION)
Gold income
659 559 526 1,218 93 77 81 171
Cost of sales 351 335 315 686 50 46 49 96
Cash operating costs 266 262 227 528 38 36 35 74
Other cash costs 2 1 3 3 - - - -
Total cash costs 268 263 229 531 38 36 36 74
Retrenchment costs 2 1 2 3 - - - -
Rehabilitation costs 2 1 1 3 - - - -
Production costs 271 265 232 537 38 37 36 75
Amortisation of tangible assets 85 73 99 158 12 10 15 22
Inventory change (5) (3) (16) (8) (1) (1) (3) (1)
308 224 212 532 44 31 33 75
Realised non-hedge derivatives (15) 56 112 41 (2) 8 17 6
293 280 324 573 41 39 50 80
Capital expenditure 105 102 69 207 15 14 11 29
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
17 16 19 33 178 175 210 353
Milled - 000 tonnes / - 000 tons 81 81 91 163 89 90 100 179
Yield - g/t / - oz/t 6.81 7.01 7.17 6.91 0.199 0.204 0.209 0.202
Gold produced - kg / - oz (000) 552 571 653 1,123 18 18 21 36
Gold sold - kg / - oz (000) 545 563 646 1,108 18 18 21 36
Price received - R/kg / - $/oz - sold 137,327 140,651 135,705 139,017 604 605 647 605
Total cash costs - R / - $ - ton milled 667 579 530 623 86 73 75 79
- R/kg / - $/oz - produced 97,989 82,550 73,967 90,141 431 355 359 393
Total production costs - R/kg / - $/oz - produced 119,954 96,912 83,203 108,242 528 417 401 471
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 176 187 - 181 5.65 6.01 - 5.83
Actual - g / - oz 172 177 207 175 5.54 5.69 6.67 5.62
Target
- m
2
/ - ft
2
5.84 5.64 - 5.74 62.87 60.73 - 61.80
Actual
- m
2
/ - ft
2
5.17 5.04 6.19 5.10 55.60 54.21 66.60 54.90
FINANCIAL RESULTS (MILLION)
Gold income
77 72 72 149 11 10 11 21
Cost of sales 65 54 53 119 9 8 8 17
Cash operating costs 54 47 48 101 8 6 7 14
Other cash costs - - 1 1 - - - -
Total cash costs 54 47 48 101 8 7 8 14
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 54 47 49 102 8 7 8 14
Amortisation of tangible assets 12 8 6 20 2 1 1 3
Inventory change (1) (1) (1) (2) - - - -
12 18 19 29 2 2 3 4
Realised non-hedge derivatives (2) 7 15 5 - 1 2 1
10 25 34 35 1 3 5 5
Capital expenditure 13 8 4 22 2 1 1 3
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
53 51 58 103 565 548 622 1,113
Milled - 000 tonnes / - 000 tons 321 291 374 612 354 321 413 675
Yield - g/t / - oz/t 9.39 9.99 9.70 9.68 0.274 0.291 0.283 0.282
Gold produced - kg / - oz (000) 3,017 2,906 3,632 5,923 97 93 117 190
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 139 148 189 287 154 163 209 317
Yield - g/t / - oz/t 0.41 0.50 0.46 0.46 0.012 0.015 0.013 0.013
Gold produced - kg / - oz (000) 58 75 86 132 2 2 3 4
TOTAL
Yield
1
- g/t / - oz/t 9.39 9.99 9.70 9.68 0.274 0.291 0.283 0.282
Gold produced - kg / - oz (000) 3,075 2,981 3,718 6,056 99 96 120 195
Gold sold - kg / - oz (000) 3,012 2,946 3,584 5,959 97 95 115 192
Price received - R/kg / - $/oz - sold 137,746 140,762 137,247 139,237 606 605 653 606
Total cash costs - R / - $ - ton milled 471 440 365 456 61 55 51 58
- R/kg / - $/oz - produced 70,629 64,782 55,276 67,751 311 279 267 295
Total production costs - R/kg / - $/oz - produced 103,544 92,322 78,155 98,020 456 398 377 427
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 340 335 315 337 10.93 10.76 10.14 10.85
Actual - g / - oz 244 238 308 241 7.86 7.65 9.91 7.75
Target
- m
2
/ - ft
2
5.65 5.34 5.47 5.50 60.82 57.45 58.88 59.15
Actual
- m
2
/ - ft
2
4.17 4.06 4.79 4.12 44.93 43.75 51.52 44.34
FINANCIAL RESULTS (MILLION)
Gold income
425 377 404 802 60 52 62 112
Cost of sales 310 272 279 582 44 38 43 81
Cash operating costs 216 192 203 408 31 27 32 57
Other cash costs 1 1 2 2 - - - -
Total cash costs 217 193 206 410 31 27 32 57
Retrenchment costs 1 1 3 3 - - - -
Rehabilitation and other non-cash costs 1 1 1 2 - - - -
Production costs 220 195 209 415 31 27 32 58
Amortisation of tangible assets 99 80 82 179 14 11 13 25
Inventory change (8) (4) (11) (12) (1) (1) (2) (2)
115 105 125 220 16 14 19 31
Realised non-hedge derivatives (10) 38 88 28 (1) 5 13 4
105 143 213 248 15 20 32 35
Capital expenditure 111 98 118 209 16 14 18 29
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Argentina
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,236 5,372 4,096 10,608 5,772 5,922 4,515 11,693
Treated - 000 tonnes / - 000 tons 237 221 225 459 262 244 248 506
Stripping ratio - t (mined total-mined ore) / t mined ore 22.76 19.91 17.05 21.22 22.76 19.91 17.05 21.22
Yield - g/t / - oz/t 6.61 7.25 8.92 6.92 0.193 0.211 0.260 0.202
Gold in ore - kg / - oz (000) 1,642 1,688 1,712 3,330 53 54 55 107
Gold produced - kg / - oz (000) 1,569 1,603 2,004 3,172 50 52 64 102
Gold sold - kg / - oz (000) 1,533 1,605 2,122 3,138 49 52 68 101
Price received - R/kg / - $/oz - sold 138,162 140,084 107,649 139,145 607 603 515 605
Total cash costs - R/kg / - $/oz - produced 57,982 43,657 39,447 50,743 256 188 188 222
Total production costs - R/kg / - $/oz - produced 85,258 71,635 60,527 78,374 376 309 289 342
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 763 787 1,263 775 24.52 25.30 40.59 24.91
Actual - g / - oz 782 819 1,145 800 25.13 26.34 36.82 25.73
FINANCIAL RESULTS (MILLION)
Gold income
233 246 255 479 33 34 39 67
Cost of sales 127 132 128 259 18 18 20 36
Cash operating costs 71 48 56 119 10 7 9 17
Other cash costs 20 22 23 41 3 3 4 6
Total cash costs 91 70 79 161 13 10 12 23
Rehabilitation and other non-cash costs - - 1 1 - - - -
Production costs 91 70 80 162 13 10 12 23
Amortisation of tangible assets 42 44 42 87 6 6 6 12
Inventory change (7) 18 7 11 (1) 2 1 1
107 113 127 220 15 16 20 31
Realised non-hedge derivatives (16) (14) (12) (30) (2) (2) (2) (4)
91 99 115 190 13 14 18 26
Capital expenditure 28 22 11 51 4 3 2 7
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Australia
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 86 92 83 178 95 102 92 197
Treated - 000 tonnes / - 000 tons 130 59 64 188 143 65 70 208
Yield - g/t / - oz/t 6.23 9.03 7.82 7.10 0.182 0.263 0.228 0.207
Gold produced - kg / - oz (000) 808 529 498 1,337 26 17 16 43
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,511 1,571 2,786 3,082 1,976 2,055 3,644 4,031
Treated - 000 tonnes / - 000 tons 787 881 922 1,668 868 971 1,016 1,839
Stripping ratio - t (mined total-mined ore) / t mined ore 1.36 2.72 4.40 1.90 1.36 2.72 4.40 1.90
Yield - g/t / - oz/t 4.86 4.63 3.27 4.73 0.142 0.135 0.095 0.138
Gold produced - kg / - oz (000) 3,823 4,076 3,018 7,899 123 131 97 254
TOTAL
Yield
1
- g/t / - oz/t 4.86 4.63 3.27 4.73 0.142 0.135 0.095 0.138
Gold produced - kg / - oz (000) 4,631 4,605 3,516 9,236 149 148 113 297
Gold sold - kg / - oz (000) 4,227 4,522 3,496 8,749 136 145 112 281
Price received - R/kg / - $/oz - sold 138,673 140,853 135,953 139,800 609 605 651 607
Total cash costs - R/kg / - $/oz - produced 67,115 69,550 56,683 68,329 295 299 273 297
Total production costs - R/kg / - $/oz - produced 86,776 86,907 72,706 86,841 382 374 350 378
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 4,654 4,563 2,691 4,608 149.63 146.70 86.52 148.15
Actual - g / - oz 4,356 4,353 3,031 4,355 140.06 139.95 97.45 140.00
FINANCIAL RESULTS (MILLION)
Gold income
483 559 465 1,042 68 77 72 146
Cost of sales 374 405 233 779 53 56 36 109
Cash operating costs 295 303 187 598 42 42 29 84
Other cash costs 16 17 12 33 2 2 2 5
Total cash costs 311 320 199 631 44 44 31 88
Rehabilitation and other non-cash costs 2 1 1 4 - - - 1
Production costs 313 322 200 635 44 45 31 89
Amortisation of tangible assets 89 78 56 167 13 11 9 23
Inventory change (28) 5 (22) (23) (4) 1 (4) (3)
109 154 232 263 15 21 36 37
Realised non-hedge derivatives 103 78 10 181 14 11 2 25
212 232 242 444 30 32 37 62
Capital expenditure 45 41 41 86 6 6 6 12
1
Total yield excludes the underground operations.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 294 235 212 530 324 259 234 584
Treated - 000 tonnes / - 000 tons 296 255 211 552 327 282 233 608
Yield - g/t / - oz/t 6.80 7.71 7.45 7.22 0.198 0.225 0.217 0.211
Gold produced - kg / - oz (000) 2,014 1,970 1,573 3,984 65 63 51 128
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,387 993 1,145 2,380 1,529 1,095 1,262 2,623
Placed 1 - 000 tonnes / - 000 tons 56 30 60 86 61 33 66 95
Stripping ratio - t (mined total-mined ore) / t mined ore 23.63 31.94 18.36 26.53 23.63 31.94 18.36 26.53
Yield
2
- g/t / - oz/t 5.15 3.13 3.45 4.44 0.150 0.091 0.101 0.129
Gold placed
3
- kg / - oz (000) 287 95 206 382 9 3 7 12
Gold produced - kg / - oz (000) 250 94 193 344 8 3 6 11
TOTAL
Yield
4
- g/t / - oz/t 6.80 7.71 7.45 7.22 0.198 0.225 0.217 0.211
Gold produced - kg / - oz (000) 2,264 2,064 1,766 4,328 73 66 57 139
Gold sold - kg / - oz (000) 2,146 2,171 1,750 4,317 69 70 56 139
Price received - R/kg / - $/oz - sold 139,515 140,002 130,140 139,760 612 602 621 607
Total cash costs - R/kg / - $/oz - produced 56,661 48,230 39,397 52,641 249 207 190 229
Total production costs - R/kg / - $/oz - produced 78,469 62,290 51,862 70,754 345 268 249 308
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 562 422 534 492 18.06 13.56 17.17 15.81
Actual - g / - oz 541 517 511 529 17.38 16.63 16.43 17.01
FINANCIAL RESULTS (MILLION)
Gold income
264 259 196 523 37 36 30 73
Cost of sales 162 155 93 317 23 21 14 44
Cash operating costs 125 96 67 221 18 13 10 31
Other cash costs 3 3 2 7 - - - 1
Total cash costs 128 100 70 228 18 14 11 32
Rehabilitation and other non-cash costs - - 1 1 - - - -
Production costs 129 100 70 229 18 14 11 32
Amortisation of tangible assets 49 29 21 78 7 4 3 11
Inventory change (16) 26 2 10 (2) 4 - 1
102 104 103 207 14 14 16 29
Realised non-hedge derivatives 36 45 32 80 5 6 5 11
138 149 134 287 19 21 21 40
Capital expenditure 217 234 277 451 31 32 43 63
1
Tonnes / Tons placed onto leach pad
4
Total yield represents underground operations
2
Gold placed / tonnes (tons) placed
3
Gold placed into leach pad inventory
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 175 184 195 359 96 102 108 198
Treated - 000 tonnes / - 000 tons 103 101 101 204 114 111 112 225
Yield - g/t / - oz/t 7.19 7.31 7.50 7.25 0.210 0.213 0.219 0.211
Gold produced - kg / - oz (000) 742 738 760 1,480 24 24 24 48
Gold sold - kg / - oz (000) 752 855 801 1,606 24 27 26 52
Price received - R/kg / - $/oz - sold 137,649 139,874 102,711 138,833 606 601 499 603
Total cash costs - R/kg / - $/oz - produced 59,638 54,131 42,580 56,893 263 233 206 248
Total production costs - R/kg / - $/oz - produced 78,631 73,030 54,514 75,839 346 314 263 330
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 891 890 975 891 28.64 28.63 31.33 28.63
Actual - g / - oz 898 904 971 901 28.87 29.05 31.23 28.96
FINANCIAL RESULTS (MILLION)
Gold income
93 105 68 198 13 14 11 28
Cost of sales 58 63 43 121 8 9 7 17
Cash operating costs 41 37 30 79 6 5 5 11
Other cash costs 3 3 2 6 - - - 1
Total cash costs 44 40 32 84 6 6 5 12
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 44 40 32 84 6 6 5 12
Amortisation of tangible assets 14 14 9 28 2 2 1 4
Inventory change - 9 1 8 - 1 - 1
35 42 25 77 5 6 4 11
Realised non-hedge derivatives 11 15 15 25 2 2 2 4
45 57 39 102 6 8 6 14
Capital expenditure 24 14 15 38 3 2 2 5
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
IDUAPRIEM - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,232 5,123 4,625 10,355 5,768 5,647 5,098 11,414
Treated - 000 tonnes / - 000 tons 758 453 713 1,211 836 499 786 1,335
Stripping ratio - t (mined total-mined ore) / t mined ore 7.95 6.60 4.68 7.23 7.95 6.60 4.68 7.23
Yield - g/t / - oz/t 1.78 1.87 1.77 1.81 0.052 0.055 0.052 0.053
Gold in ore - kg / - oz (000) 1,548 1,327 1,262 2,876 50 43 41 92
Gold produced - kg / - oz (000) 1,347 848 1,265 2,195 43 27 41 71
Gold sold - kg / - oz (000) 1,308 848 1,130 2,156 42 27 36 69
Price received - R/kg / - $/oz - sold 137,005 137,840 103,921 137,334 603 594 500 600
Total cash costs - R/kg / - $/oz - produced 66,628 106,413 84,886 82,004 293 459 408 357
Total produced costs - R/kg / - $/oz - produced 84,760 122,137 110,484 99,206 372 526 532 432
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 637 592 681 615 20.49 19.04 21.88 19.76
Actual - g / - oz 614 391 611 503 19.73 12.58 19.64 16.18
FINANCIAL RESULTS (MILLION)
Gold income
170 114 103 284 24 16 16 40
Cost of sales 115 98 117 213 16 14 18 30
Cash operating costs 82 86 101 168 12 12 16 23
Other cash costs 7 5 6 12 1 1 1 2
Total cash costs 90 90 107 180 13 13 17 25
Rehabilitation and other non-cash costs - - 1 - - - - -
Production costs 90 90 109 180 13 13 17 25
Amortisation of tangible assets 24 13 31 38 3 2 5 5
Inventory change - (5) (23) (5) - (1) (3) (1)
55 16 (14) 71 8 2 (2) 10
Realised non-hedge derivatives 9 3 14 12 1 - 2 2
65 19 - 83 9 3 - 12
Capital expenditure 28 8 3 36 4 1 - 5
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 456 480 607 936 503 529 669 1,032
Treated - 000 tonnes / - 000 tons 543 524 567 1,067 598 578 625 1,176
Yield - g/t / - oz/t 4.16 4.83 4.33 4.49 0.121 0.141 0.126 0.131
Gold produced - kg / - oz (000) 2,259 2,531 2,456 4,789 73 81 79 154
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 1,083 1,082 619 2,165 1,194 1,193 683 2,387
Yield - g/t / - oz/t 0.55 0.55 0.54 0.55 0.016 0.016 0.016 0.016
Gold produced - kg / - oz (000) 592 596 333 1,188 19 19 11 38
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - - 352 - - - 388 -
Treated - 000 tonnes / - 000 tons - - 352 - - - 388 -
Stripping ratio - t (mined total-mined ore) / t mined ore - - - - - - - -
Yield - g/t / - oz/t - - 0.64 - - - 0.019 -
Gold in ore - kg / - oz (000) - - 286 - - - 9 -
Gold produced - kg / - oz (000) - - 225 - - - 7 -
TOTAL
Yield
1
- g/t / - oz/t 4.16 4.83 4.33 4.49 0.121 0.141 0.126 0.131
Gold produced - kg / - oz (000) 2,851 3,127 3,013 5,978 92 101 97 192
Gold sold - kg / - oz (000) 2,781 3,038 2,673 5,819 89 98 86 187
Price received - R/kg / - $/oz - sold 137,330 138,361 101,141 137,868 605 597 480 600
Total cash costs - R/kg / - $/oz - produced 102,805 92,224 85,122 97,267 452 397 406 423
Total production costs - R/kg / - $/oz - produced 136,780 127,711 122,025 132,031 601 550 583 575
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 334 326 223 330 10.75 10.49 7.15 10.62
Actual - g / - oz 181 204 169 192 5.82 6.55 5.44 6.18
FINANCIAL RESULTS (MILLION)
Gold income
362 414 232 776 51 57 36 109
Cost of sales 372 382 326 755 53 53 50 106
Cash operating costs 278 271 243 549 39 38 37 77
Other cash costs 16 17 13 33 2 2 2 5
Total cash costs 293 288 256 581 41 40 39 81
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs 4 7 4 11 1 1 - 2
Production costs 297 296 260 592 42 41 40 83
Amortisation of tangible assets 93 104 108 197 13 14 17 28
Inventory change (18) (17) (41) (35) (2) (2) (6) (5)
(10) 31 (94) 21 (1) 4 (15) 3
Realised non-hedge derivatives 20 7 38 26 3 1 6 4
10 38 (56) 48 1 5 (9) 7
Capital expenditure 198 182 156 380 28 25 24 53
1
Total yield represents underground operations.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts

Guinea
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,973 4,288 5,062 9,261 5,481 4,727 5,580 10,208
Treated - 000 tonnes / - 000 tons 1,981 2,136 1,481 4,117 2,184 2,355 1,633 4,538
Stripping ratio - t (mined total-mined ore) / t mined ore 0.66 1.07 1.32 0.83 0.66 1.07 1.32 0.83
Yield - g/t / - oz/t 1.01 1.06 1.16 1.04 0.029 0.031 0.034 0.030
Gold produced - kg / - oz (000) 1,992 2,270 1,725 4,262 64 73 55 137
HEAP LEACH OPERATION
Gold produced
- kg / - oz (000) - - 101 - - - 3 -
TOTAL
Yield
1
- g/t / - oz/t 1.01 1.06 1.16 1.04 0.029 0.031 0.034 0.030
Gold produced - kg / - oz (000) 1,992 2,270 1,826 4,262 64 73 59 137
Gold sold - kg / - oz (000) 1,944 2,280 1,826 4,225 63 73 59 136
Price received - R/kg / - $/oz - sold 136,493 141,433 109,887 139,159 601 607 519 604
Total cash costs - R/kg / - $/oz - produced 113,624 96,653 83,876 104,585 500 416 403 455
Total production costs - R/kg / - $/oz - produced 137,738 122,100 109,149 129,409 607 526 524 563
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 299 280 469 289 9.61 9.00 15.09 9.30
Actual - g / - oz 474 570 447 521 15.23 18.33 14.37 16.74
FINANCIAL RESULTS (MILLION)
Gold income
252 318 181 570 36 44 28 80
Cost of sales 265 286 184 551 38 40 28 77
Cash operating costs 189 172 129 362 27 24 20 51
Other cash costs 37 47 24 84 5 7 4 12
Total cash costs 226 219 153 446 32 30 24 62
Rehabilitation and other non-cash costs - - 1 1 - - - -
Production costs 227 220 155 446 32 30 24 62
Amortisation of tangible assets 48 57 45 105 7 8 7 15
Inventory change (10) 9 (15) - (1) 1 (3) -
(13) 32 (3) 19 (2) 4 (1) 3
Realised non-hedge derivatives 13 4 19 17 2 1 3 2
1 36 16 37 - 5 2 5
Capital expenditure 32 12 24 44 5 2 4 6
1
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 827 730 900 1,557 1,082 955 1,178 2,037
Mined - 000 tonnes / - 000 tons 2,152 2,006 2,402 4,158 2,372 2,211 2,648 4,583
Treated - 000 tonnes / - 000 tons 421 422 399 843 464 465 440 929
Stripping ratio - t (mined total-mined ore) / t mined ore 5.80 4.36 2.78 5.02 5.80 4.36 2.78 5.02
Yield - g/t / - oz/t 2.57 3.04 4.22 2.81 0.075 0.089 0.123 0.082
Gold produced - kg / - oz (000) 1,080 1,284 1,684 2,365 35 41 54 76
Gold sold - kg / - oz (000) 1,057 1,333 1,520 2,390 34 43 49 77
Price received - R/kg / - $/oz - sold 135,966 139,606 130,435 137,996 600 601 632 600
Total cash costs - R/kg / - $/oz - produced 93,093 83,011 51,803 87,617 410 358 249 381
Total production costs - R/kg / - $/oz - produced 110,034 100,339 66,241 104,768 484 432 318 456
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 975 1,109 2,464 1,042 31.34 35.66 79.22 33.50
Actual - g / - oz 714 855 1,270 785 22.97 27.49 40.84 25.22
FINANCIAL RESULTS (MILLION)
Gold income
144 186 198 330 20 26 31 46
Cost of sales 114 131 101 245 16 18 16 34
Cash operating costs 89 91 73 180 13 13 11 25
Other cash costs 12 15 14 27 2 2 2 4
Total cash costs 101 107 87 207 14 15 13 29
Rehabilitation and other non-cash costs 1 1 1 1 - - - -
Production costs 101 107 88 208 14 15 14 29
Amortisation of tangible assets 18 22 24 39 3 3 4 6
Inventory change (5) 2 (10) (2) (1) - (2) -
30 55 97 85 4 8 15 12
Realised non-hedge derivatives - - - - - - - -
30 55 97 85 4 8 15 12
Capital expenditure 1 1 1 2 - - - -
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,495 1,455 1,112 2,949 1,955 1,903 1,455 3,858
Mined - 000 tonnes / - 000 tons 2,845 2,887 2,240 5,732 3,136 3,182 2,469 6,319
Treated - 000 tonnes / - 000 tons 398 391 459 789 439 431 506 870
Stripping ratio - t (mined total-mined ore) / t mined ore 2.94 4.61 3.45 3.64 2.94 4.61 3.45 3.64
Yield - g/t / - oz/t 2.63 2.50 3.50 2.56 0.077 0.073 0.102 0.075
Gold produced - kg / - oz (000) 1,048 977 1,607 2,025 34 31 52 65
Gold sold - kg / - oz (000) 1,086 1,180 1,542 2,266 35 38 50 73
Price received - R/kg / - $/oz - sold 136,269 139,019 129,893 137,701 601 599 628 600
Total cash costs - R/kg / - $/oz - produced 91,710 100,845 52,888 96,118 404 434 255 418
Total production costs - R/kg / - $/oz - produced 99,421 108,523 69,219 103,813 438 467 332 452
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,164 1,187 1,956 1,175 37.42 38.15 62.90 37.79
Actual - g / - oz 745 684 1,508 714 23.96 21.98 48.50 22.96
FINANCIAL RESULTS (MILLION)
Gold income
148 164 200 312 21 23 31 44
Cost of sales 107 121 109 228 15 17 17 32
Cash operating costs 85 86 71 171 12 12 11 24
Other cash costs 12 12 14 24 2 2 2 3
Total cash costs 96 99 85 195 14 14 13 27
Rehabilitation and other non-cash costs - - - 1 - - - -
Production costs 96 99 85 195 14 14 13 27
Amortisation of tangible assets 8 7 26 15 1 1 4 2
Inventory change 3 15 (2) 18 - 2 - 3
41 43 91 84 6 6 14 12
Realised non-hedge derivatives - - - - - - - -
41 43 91 84 6 6 14 12
Capital expenditure 6 6 7 12 1 1 1 2
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
YATELA - Attributable 40%
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,703 1,690 1,293 3,393 1,877 1,863 1,426 3,740
Placed
1
- 000 tonnes / - 000 tons 337 287 325 623 371 316 358 687
Stripping ratio - t (mined total-mined ore) / t mined ore 7.45 8.57 3.45 7.98 7.45 8.57 3.45 7.98
Yield
2
- g/t / - oz/t 5.14 3.25 4.92 4.27 0.150 0.095 0.143 0.125
Gold placed
3 - kg / - oz (000) 1,732 932 1,598 2,664 56 30 51 86
Gold produced - kg / - oz (000) 1,036 1,093 1,242 2,129 33 35 40 68
Gold sold - kg / - oz (000) 996 1,201 1,115 2,197 32 39 36 71
Price received - R/kg / - $/oz - sold 137,924 139,121 130,839 138,578 607 599 629 603
Total cash costs - R/kg / - $/oz - produced 52,961 49,942 48,496 51,411 232 216 232 224
Total production costs - R/kg / - $/oz - produced 60,858 67,995 63,636 64,522 267 294 305 281
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,166 1,237 1,411 1,202 37.49 39.77 45.35 38.63
Actual - g / - oz 1,335 1,481 1,723 1,406 42.92 47.60 55.40 45.20
FINANCIAL RESULTS (MILLION)
Gold income
137 167 146 304 19 23 23 43
Cost of sales 61 82 66 143 9 11 10 20
Cash operating costs 44 42 50 86 6 6 8 12
Other cash costs 11 13 10 23 1 2 2 3
Total cash costs 55 55 60 109 8 8 9 15
Rehabilitation and other non-cash costs 1 1 2 2 - - - -
Production costs 56 55 62 111 8 8 10 16
Amortisation of tangible assets 7 19 17 26 1 3 3 4
Inventory change (2) 8 (14) 5 - 1 (2) 1
76 85 80 162 11 12 12 23
Realised non-hedge derivatives - - - - - - - -
76 85 80 162 11 12 12 23
Capital expenditure 5 5 1 10 1 1 - 1
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Namibia
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 685 812 844 1,497 896 1,062 1,104 1,958
Mined - 000 tonnes / - 000 tons 1,729 2,022 2,097 3,751 1,906 2,228 2,311 4,135
Treated - 000 tonnes / - 000 tons 401 418 351 819 442 461 386 903
Stripping ratio - t (mined total-mined ore) / t mined ore 4.16 5.42 12.47 4.77 4.16 5.42 12.47 4.77
Yield - g/t / - oz/t 1.55 1.47 1.95 1.51 0.045 0.043 0.057 0.044
Gold produced - kg / - oz (000) 621 614 684 1,235 20 20 22 40
Gold sold - kg / - oz (000) 641 675 629 1,316 21 22 20 42
Price received - R/kg / - $/oz - sold 137,429 138,759 130,685 138,111 605 598 638 601
Total cash costs - R/kg / - $/oz - produced 79,443 85,460 57,763 82,434 349 368 279 358
Total production costs - R/kg / - $/oz - produced 95,850 101,693 75,514 98,754 421 438 364 429
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 499 479 829 489 16.05 15.41 26.65 15.73
Actual - g / - oz 621 629 747 625 19.96 20.24 24.00 20.10
FINANCIAL RESULTS (MILLION)
Gold income
88 94 82 182 12 13 13 25
Cost of sales 62 65 45 127 9 9 7 18
Cash operating costs 46 49 39 95 6 7 6 13
Other cash costs 3 4 - 7 - - - 1
Total cash costs 49 52 39 102 7 7 6 14
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 49 52 39 102 7 7 6 14
Amortisation of tangible assets 10 10 12 20 1 1 2 3
Inventory change 2 3 (7) 5 - - (1) 1
26 29 37 55 4 4 6 8
Realised non-hedge derivatives - - - - - - - -
26 29 37 55 4 4 6 8
Capital expenditure 6 3 5 8 1 - 1 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Tanzania
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 6,332 5,150 5,342 11,483 8,283 6,737 6,988 15,019
Mined - 000 tonnes / - 000 tons 16,432 13,894 14,150 30,326 18,113 15,316 15,598 33,429
Treated - 000 tonnes / - 000 tons 1,155 1,339 1,472 2,494 1,273 1,476 1,623 2,749
Stripping ratio - t (mined total-mined ore) / t mined ore 11.33 10.58 8.90 10.97 11.33 10.58 8.90 10.97
Yield - g/t / - oz/t 2.21 1.80 1.50 1.99 0.065 0.053 0.044 0.058
Gold produced - kg / - oz (000) 2,553 2,412 2,203 4,965 82 78 71 160
Gold sold - kg / - oz (000) 2,340 2,421 2,100 4,761 75 78 68 153
Price received - R/kg / - $/oz - sold 138,059 138,914 135,358 138,494 607 599 645 603
Total cash costs - R/kg / - $/oz - produced 76,486 103,153 105,814 89,438 337 447 507 390
Total production costs - R/kg / - $/oz - produced 110,139 133,407 128,519 121,440 485 577 617 530
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 853 625 969 739 27.41 20.10 31.14 23.76
Actual - g / - oz 433 373 381 402 13.92 12.00 12.26 12.92
FINANCIAL RESULTS (MILLION)
Gold income
167 195 173 362 24 27 26 50
Cost of sales 242 349 265 592 34 49 41 83
Cash operating costs 180 232 220 412 26 32 34 58
Other cash costs 11 11 10 22 2 2 2 3
Total cash costs 191 243 230 434 27 34 36 61
Rehabilitation and other non-cash costs - - 2 - - - - -
Production costs 191 243 232 434 27 34 36 61
Amortisation of tangible assets 86 73 48 159 12 10 7 22
Inventory change (34) 33 (15) (1) (5) 5 (2) -
(75) (155) (93) (230) (11) (22) (14) (32)
Realised non-hedge derivatives 156 142 112 298 22 20 17 42
81 (13) 19 68 11 (2) 3 9
Capital expenditure 34 25 84 59 5 3 13 8
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts

USA
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2007
2007
2006
2007
2007
2007
2006
2007
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 12,139 12,036 14,818 24,175 13,381 13,267 16,334 26,648
Placed
1
- 000 tonnes / - 000 tons 5,280 4,864 5,705 10,144 5,821 5,361 6,289 11,182
Stripping ratio - t (mined total-mined ore) / t mined ore 1.47 1.62 1.57 1.54 1.47 1.62 1.57 1.54
Yield
2
- g/t / - oz/t 0.50 0.56 0.54 0.53 0.015 0.016 0.016 0.015
Gold placed
3
- kg / - oz (000) 2,638 2,738 3,080 5,376 85 88 99 173
Gold produced - kg / - oz (000) 2,142 1,980 2,030 4,122 69 64 65 133
Gold sold - kg / - oz (000) 2,015 1,892 2,009 3,906 65 61 65 126
Price received - R/kg / - $/oz - sold 138,455 139,842 59,038 139,127 609 601 288 605
Total cash costs
4
- R/kg / - $/oz - produced 56,679 56,156 49,987 56,428 249 242 242 246
Total production costs - R/kg / - $/oz - produced 78,462 79,372 74,525 78,899 345 342 360 343
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,467 2,155 2,835 2,311 79.32 69.28 91.15 74.30
Actual - g / - oz 2,511 1,729 2,069 2,063 80.72 55.60 66.53 66.33
FINANCIAL RESULTS (MILLION)
Gold income
187 161 85 348 26 22 13 49
Cost of sales 168 157 151 325 24 22 23 45
Cash operating costs 178 183 153 361 25 25 24 50
Other cash costs 5 6 9 11 1 1 1 2
Total cash costs 183 189 161 372 26 26 25 52
Rehabilitation and other non-cash costs 3 3 3 6 - - - 1
Production costs 186 192 165 378 26 27 26 53
Amortisation of tangible assets 53 56 96 109 8 8 14 15
Inventory change (71) (91) (110) (162) (10) (13) (17) (23)
19 4 (66) 23 3 1 (10) 3
Realised non-hedge derivatives 92 103 34 195 13 14 5 27
111 107 (33) 218 16 15 (5) 31
Capital expenditure 26 47 16 74 4 7 2 10
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2006 dated 06 July 2007, which was filed with the Securities and Exchange Commission (SEC) on 09 July 2007.
Administrative   information
ANGLOGOLD  ASHANTI  LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman
Mrs E le R Bradley
Mrs C Carroll
#
R Médori
~
(Alternate: P G Whitcutt)
J H Mensah
W A Nairn
Prof W L Nkuhlu
S M Pityana
S R Thompson *
* British
#
American
Ghanaian
~ French
! Brazilian
Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell
Contacts
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLO GOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 31, 2007,
By:
/s/ L Eatwell
Name:  L Eatwell
Title:
Company Secretary